THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                            Filed Pursuant to Rule 424(a)
                                            Registration No. 333-83889
                 SUBJECT TO COMPLETION. DATED OCTOBER 8, 1999.

                                3,000,000 Shares

                                     [LOGO]

                                ANADIGICS, INC.
                                  Common Stock

                                 -------------

    The common stock is traded on the Nasdaq National Market under the symbol "ANAD". The last reported sale price of the common stock on October 7, 1999 was $31.00 per share.

    SEE "RISK FACTORS" ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                               ------------------
    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                                            Per Share      Total
                                                                           -----------     -----
Initial price to public..................................................   $            $
Underwriting discount....................................................   $            $
Proceeds, before expenses, to ANADIGICS..................................   $            $

    To the extent that the underwriters sell more than 3,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 450,000 shares from ANADIGICS at the initial price to public less the underwriting discount.

                               ------------------

    The underwriters expect to deliver the shares against payment in New York,
New York on    , 1999.

GOLDMAN, SACHS & CO.

           PRUDENTIAL SECURITIES

                      CIBC WORLD MARKETS

                                 NEEDHAM & COMPANY, INC.

                               ------------------

                         Prospectus dated       , 1999.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. BEFORE INVESTING IN OUR COMMON STOCK, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS AND THE RISKS OF INVESTING IN OUR COMMON STOCK DESCRIBED UNDER "RISK FACTORS".

    TECHNICAL TERMS USED IN THIS PROSPECTUS ARE EXPLAINED IN THE GLOSSARY BEGINNING ON PAGE 38. MARKET DATA INCLUDED IN THIS PROSPECTUS HAVE BEEN OBTAINED FROM INDEPENDENT SOURCES THAT WE BELIEVE ARE RELIABLE.

                                   ANADIGICS

    We are a leading supplier of radio frequency/microwave integrated circuit solutions for the communications industry. Our products are used to send and receive signals in a variety of wireless and broadband communications applications. Our innovative high frequency integrated circuits enable manufacturers of communications equipment to enhance overall system performance and reduce manufacturing cost and time to market.

    In the wireless market we focus on applications for cellular and personal communications systems, or PCS, handsets. The global proliferation of wireless communication has substantially enhanced the attractiveness of this market for our products. According to Gartner Group's Dataquest, the worldwide market for cellular/PCS wireless handsets has grown from 18.7 million units produced in 1993 to 175.4 million units in 1998. This represents a compound annual growth rate of 56%. Dataquest projects that cellular/PCS handset production will exceed 550 million units per year by 2003. In the broadband market we focus on applications for cable television systems, cable modems and fiber optic communication systems. We believe the broadband communications market offers significant growth opportunities driven by the emergence of interactive cable systems offering increased video content, internet connection services and telephony and fiber optic networks providing capacity for internet and communications services. We serve these standards-driven markets with strong customer relationships, radio frequency/microwave integrated circuit design expertise, short development and production cycle time and competitive pricing.

    We design, develop and manufacture our integrated circuits primarily using gallium arsenide, or GaAs, semiconductor material, which provides our products with several advantages over products based on silicon. For example, GaAs-based integrated circuits can operate at three to five times higher frequencies, have lower noise figures, are better at facilitating integration of passive components and are more power efficient than silicon-based products. The industry transition from analog to digital data processing has resulted in products that require faster digital integrated circuits which, in turn, require higher performing analog interfaces to the outside world.

    We recently began production in our new six-inch analog GaAs wafer fabrication facility, which we believe to be the first and only six-inch analog GaAs wafer fabrication facility in our industry. Using a six-inch wafer allows us to produce, at a small incremental cost, more than twice the integrated circuit dice per wafer than can be produced from the current industry norm four-inch wafer. In addition, we are in the process of developing products using Heterojunction Bipolar Transistor or HBT technology, which will reduce design complexity and power usage for our next-generation power amplifiers. With our strong fabrication capability, significant management experience and innovative designs, we believe we can rapidly develop products in line with market requirements.

    We believe our competitive advantages are our radio frequency/microwave integrated circuit design, development and applications expertise, our high-volume, low-cost GaAs technology manufacturing expertise, as well as our strong working relationships with leading original equipment manufacturers in each of our target markets. Our principal customers, based on net sales, include LM Ericsson AB, General Instrument Corp., Lucent Technologies, Inc., Methode Electronics, Inc., Motorola Inc., Nortel Ltd., Scientific-Atlanta, Inc. and Toshiba Corp.

    Our goal is to become the leading supplier of radio frequency/microwave integrated circuit solutions for the wireless and broadband markets. The key elements of our strategy are to:

    - be first-to-market with proprietary value-added products that provide cost-effective integrated circuit solutions;

    - capitalize on our world class manufacturing capabilities;

    - forge new relationships and leverage existing customer relationships with original equipment manufacturers; and

    - pursue strategic acquisitions and alliances to gain access to and benefit from complementary technologies.

    ANADIGICS was incorporated in Delaware in 1984. Our executive offices are located at 35 Technology Drive, Warren, New Jersey 07059. Our telephone number is (908) 668-5000. Our internet site is http://www.anadigics.com. Our internet site does not form a part of this prospectus.

                                  THE OFFERING

    The following information assumes that the underwriters do not exercise the option granted by ANADIGICS to purchase additional shares in the offering. See "Underwriting".

Common stock offered by ANADIGICS............  3,000,000 shares

Common stock to be outstanding after the
  offering...................................  17,871,937 shares (1)

Use of proceeds..............................  We expect to use the net proceeds from this offering for general corporate purposes,
                                               including capital expenditures and working
                                               capital. We may use all or a portion of the
                                               net proceeds to acquire complementary
                                               businesses or technologies. Pending these
                                               uses, we intend to invest the net proceeds
                                               from this offering in investment-grade,
                                               income-producing securities.

Nasdaq National Market symbol................  ANAD

------------------------

(1) Based on shares outstanding as of July 4, 1999. Excludes 4,731,666 shares of common stock reserved for issuance under our stock purchase and stock option plans and warrants outstanding on July 4, 1999, of which 3,826,541 shares of common stock are issuable upon exercise of options and warrants outstanding on July 4, 1999. See notes 1, 8 and 11 to the audited consolidated financial statements.

                             SUMMARY FINANCIAL DATA

                           YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED
                      ----------------------------------  ----------------------------
                         1996        1997        1998     JUNE 28, 1998   JULY 4, 1999
                      ----------  ----------  ----------  --------------  ------------

                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF
  OPERATIONS DATA:
Net sales...........  $   68,864  $  102,536  $   86,075   $     41,460    $   55,582
Gross profit........      29,977      46,443      19,847         14,827        19,434
Income (loss) from
  operations........       9,735      17,539     (19,029)        (2,428)       (1,278)
Net income (loss)
  (2)...............      11,991      15,329      (9,558)          (752)       (4,541)
Diluted earnings per
  share (1)(2)......  $     0.93  $     1.02  $    (0.65)  $      (0.05)   $    (0.31)
Weighted average
  common and
  dilutive
  securities
  outstanding.......  12,907,851  15,063,879  14,723,941     14,711,323    14,811,687

                                                                       AT JULY 4, 1999
                                                                  --------------------------
                                                                   ACTUAL    AS ADJUSTED(3)
                                                                  ---------  ---------------
BALANCE SHEET DATA:
Working capital.................................................  $  53,527    $   141,174
Total assets....................................................    169,255        256,902
Current maturities of long-term debt............................      1,000          1,000
Current maturities of capital lease obligations.................        160            160
Long-term debt, less current portion............................      3,500          3,500
Capital lease obligations, less current portion.................        117            117
Stockholders' equity............................................    134,809        222,456

------------------------

(1) Includes recognition of a net deferred tax benefit of approximately $3.6 million and $1.9 million in 1996 and 1997, respectively.

(2) Includes a restructuring charge of $7.1 million for the fiscal year ended December 31, 1998, a restructuring charge of $1.1 million for the six months ended June 28, 1998 and a provision for litigation settlement of $6.9 million for the six months ended July 4, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Adjusted to reflect our sale of 3,000,000 shares of common stock in this offering at an assumed initial price to public of $31.00 per share and the application of the estimated net proceeds from this offering. See "Use of Proceeds".

                                  RISK FACTORS

    BEFORE PURCHASING SHARES, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED BELOW. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, IT COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE ARE FACING. WE MAY HAVE OTHER RISKS AND UNCERTAINTIES OF WHICH WE ARE NOT YET AWARE OR WHICH WE CURRENTLY BELIEVE ARE IMMATERIAL THAT MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IN LIGHT OF THESE RISKS AND UNCERTAINTIES, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

                                 BUSINESS RISKS

WE DEPEND ON A SMALL NUMBER OF CUSTOMERS; A LOSS OF OR A DECREASE IN PURCHASES BY ONE OF THESE CUSTOMERS WOULD MATERIALLY AND ADVERSELY AFFECT OUR REVENUES.

    We receive most of our revenues from a few significant customers. Sales to Ericsson, General Instrument and Qualcomm Personal Electronics accounted for 16%, 16% and 12%, respectively, of 1996 net sales, and 33%, 13% and 16%, respectively, of 1997 net sales. Ericsson and General Instrument accounted for 34% and 17%, respectively, of 1998 net sales, and 40% and 21%, respectively, of net sales during the six month period ended July 4, 1999. No other customer accounted for greater than 10% of net sales during these periods. Substantially all of our sales of wireless applications are to Ericsson. Our operating results have been materially and adversely affected in the past by the failure of anticipated orders to be realized and by deferrals or cancellations of orders as a result of changes in customer requirements. If we were to lose Ericsson, General Instrument or another major customer, or if sales to Ericsson, General Instrument or another major customer were to decrease materially, our results of operations would be materially and adversely affected. See "Business--Target Markets and Products".

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY OUR FAILURE TO DEVELOP AND MARKET GAAS HBT TECHNOLOGY.

    We are developing GaAs HBT process technology to manufacture power amplifiers and certain other integrated circuits. Some of our competitors already offer products using this technology. We are pursuing our development effort initially with a third party foundry. We hope to begin production of GaAs HBT products in our own manufacturing facility in the year 2000. We cannot assure you that our efforts will result in commercially successful GaAs HBT products in a timely or cost effective manner, if at all. Our in-house design efforts may be delayed or fail to deliver viable GaAs HBT products. Our third party foundry may delay or fail to deliver GaAs HBT technology or products to us. Our results of operations could be materially and adversely affected by our failure to develop this technology. Even if we are successful, our customers may purchase their GaAs HBT requirements from our competitors.

DECREASES IN OUR CUSTOMERS' SALES VOLUMES COULD RESULT IN DECREASES IN OUR SALES VOLUMES.

    A substantial portion of our sales are derived from sales to original equipment manufacturers. Where our products are designed into an original equipment manufacturer's product, our sales volumes depend upon the commercial success of the original equipment manufacturer's product. Our operating results have been materially and adversely affected in the past by the failure of anticipated orders to be realized and by deferrals or cancellations of orders as a result of changes in demands for our customers' products.

WE WILL NEED TO KEEP PACE WITH RAPID PRODUCT AND PROCESS DEVELOPMENT AND TECHNOLOGICAL CHANGES TO BE COMPETITIVE.

    Rapid changes in both product and process technologies characterize the markets for our products. Because these technologies are continually improving, we believe that our future success will depend, in part, upon our ability to continue to improve our product and process technologies and develop new products and process technologies. If a competing technology emerges that is superior to our existing technology and we are unable to develop and/or implement the new technology successfully or to develop and implement a competitive and economic alternative technology, our results of operations would be materially and adversely affected. We will need to make substantial investments to develop these enhancements and technologies, and we cannot assure you that funds for these investments will be available or that these enhancements and technologies will be successful. See "Business--Competition" and "--Research and Development".

OUR PRODUCTS HAVE EXPERIENCED RAPIDLY DECLINING UNIT PRICES.

    In each of the markets where we compete, prices of established products tend to decline significantly over time. Accordingly, in order to remain competitive, we believe that we must continue to develop product enhancements and new technologies that will either slow the price declines of our products or reduce the cost of producing and delivering our products. If we fail to do so, our results of operations would be materially and adversely affected.

THE VARIABILITY OF OUR MANUFACTURING YIELDS MAY AFFECT OUR GROSS MARGINS.

    Our manufacturing yields vary significantly among products, depending on the complexity of a particular GaAs integrated circuit's design and our experience in manufacturing that type of GaAs integrated circuit. Although our process technology uses standard silicon semiconductor manufacturing equipment, aggregate production quantities of GaAs integrated circuits manufactured by us and the GaAs integrated circuit industry in general have been relatively low compared with silicon integrated circuit production volumes. We have in the past experienced difficulties in achieving planned yields, which have adversely affected our gross margins.

    Regardless of the process technology used, the fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties can include:

    - defects in masks, which are used to transfer circuit patterns onto our wafers;

    - impurities in the materials used;

    - contamination of the manufacturing environment; and

    - equipment failure.

    Because a large portion of our costs of manufacturing are relatively fixed and average selling prices for our products tend to decline over time, it is critical for us to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve our results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect our operating results and have done so in the past. We cannot assure you that we will be able to continue to improve yields in the future or that we will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, our results of operations could be materially and adversely affected. See "Business--Manufacturing, Assembly and Testing".

DELAYS IN COMPLETING THE TRANSITION OF PRODUCTION FROM OUR FOUR-INCH WAFER FABRICATION FACILITY TO OUR SIX-INCH WAFER FABRICATION FACILITY COULD RESULT IN DELAYS IN PRODUCT SHIPMENTS AND A LOSS OF CUSTOMERS AS A RESULT OF SUCH DELAYS.

    Some of our customers are currently in the process of qualifying our six-inch wafer fabrication facility. We expect qualification activities to be completed by the end of 1999. We cannot assure you that all of our customers will qualify our products produced in the six-inch wafer fabrication facility.

    We also face numerous risks in the successful operation of our new six-inch wafer fabrication facility as well as in our overall production operations. We will need to train and manage production personnel successfully in order to effectively operate our new six-inch wafer fabrication facility.

    Our failure to accomplish any of the foregoing could result in delays in product shipments, adversely affect our relations with our customers and have a material and adverse effect on our results of operations.

WE MAY FACE CONSTRAINTS ON OUR MANUFACTURING CAPACITY WHICH WOULD LIMIT OUR ABILITY TO INCREASE SALES VOLUMES.

    We believe that our new six-inch wafer fabrication facility should be able to satisfy our production needs for the next twelve months. However, if production volumes were to increase significantly from expected levels, we might be required to hire, train and manage additional production personnel in order to successfully increase production capacity at this facility. We cannot assure you that we would be able to implement these changes successfully. A delay for any reason in capacity increase would limit our ability to increase sales volumes. In addition, if we fail to increase production and do not have sufficient capacity to satisfy the demand for our products, our relationships with customers could be harmed.

WE DEPEND ON FOREIGN SEMICONDUCTOR ASSEMBLY CONTRACTORS AND A LOSS OF AN ASSEMBLY CONTRACTOR COULD RESULT IN DELAYS OR REDUCTIONS IN PRODUCT SHIPMENT.

    We do not assemble our integrated circuits or our multi-chip modules. Instead, we provide the GaAs integrated circuit dice and, in some cases, packaging and other components to assembly vendors located primarily in Asia. We maintain one qualified service supplier for each assembly process. If we are unable to obtain sufficient high quality and timely assembly service, or if we lose any of our current assembly vendors, we would experience delays or reductions in product shipment, and/or reduced product yields that could materially and adversely affect our results of operations.

WE MAY FACE CONSTRAINTS ON OUR TEST CAPACITY WHICH COULD RESULT IN MANUFACTURING DELAYS.

    We use automated test equipment that is currently in short supply. As a result, we need to order the test equipment from the manufacturer far in advance of our anticipated need. We cannot assure you that we can obtain the appropriate equipment in a timely or cost effective manner. Our inability to obtain appropriate test equipment in a timely manner could result in manufacturing delays which would have a material and adverse effect on our results of operations.

THE SHORT LIFE CYCLES OF SOME OF OUR PRODUCTS MAY LEAVE US WITH OBSOLETE OR EXCESS INVENTORIES.

    The life cycles of some of our products depend heavily upon the life cycles of the end products into which our products are designed. We estimate that current life cycles for cellular and PCS telephone handsets, and in turn our cellular and PCS products, are approximately 12 to 24 months. Products with short life cycles require us to manage closely production and inventory levels. We cannot assure you that obsolete or excess inventories, which may result from unanticipated changes in the estimated total demand for our products and/or the estimated life cycles of the end products into which our products are designed, will not affect us. In 1998, we recorded a significant charge for obsolete inventory. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--1998 Compared to 1997--Gross Margin".

SOURCES FOR CERTAIN COMPONENTS, MATERIALS AND EQUIPMENT ARE LIMITED WHICH COULD RESULT IN DELAYS OR REDUCTIONS IN PRODUCT SHIPMENTS.

    We do not manufacture any of the starting wafers or packaging components used in the production of our GaAs integrated circuits. Starting wafers and packaging components are available from a limited number of sources. If we are unable to obtain these wafers or components in the required quantities and quality we could experience delays or reductions in product shipments, which would materially and adversely affect our results of operations. Although we have not experienced any significant difficulty to date in obtaining wafers or components, we cannot assure you that shortages will not arise in the future.

    We depend on a limited number of vendors to supply equipment used in our manufacturing processes. When demand for semiconductor manufacturing equipment is high, lead times for delivery of such equipment can be substantial. We cannot assure you that we would not lose potential sales if required manufacturing equipment is unavailable and, as a result, we are unable to maintain or increase our production levels. See "--We may face constraints on our manufacturing capacity which would limit our ability to increase sales volumes".

OUR INTERNATIONAL SALES AND OPERATIONS INVOLVE FOREIGN EXCHANGE RISKS.

    Sales to customers located outside North America (based on shipping addresses and not on the locations of ultimate end users) accounted for approximately 65%, 57%, 58% and 61% of total net sales for 1996, 1997, 1998 and the six month period ended July 4, 1999, respectively. We expect that revenues derived from international sales will continue to represent a significant portion of our total net sales. In addition, independent third parties located in Asia supply a substantial portion of the starting wafers and packaging components that we use in the production of GaAs integrated circuits, and assemble nearly all of our products.

    Due to our reliance on international sales and on foreign suppliers and assemblers, we are subject to risks of conducting business outside of the United States, including primarily those arising from currency fluctuations, which could affect the price of our products and/or the cost of producing them.

OUR ORGANIZATIONAL DOCUMENTS AND DELAWARE LAW MAY MAKE IT HARDER FOR US TO BE ACQUIRED WITHOUT THE CONSENT AND COOPERATION OF OUR BOARD OF DIRECTORS AND MANAGEMENT.

    Several provisions of our certificate of incorporation and our by-laws may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price for our common stock. These provisions include:

    - PREFERRED STOCK--our board of directors can issue preferred stock senior to our common stock at any time. This may make it more difficult and more expensive to acquire us;

    - STAGGERED BOARD--only a minority of the total number of board members can be elected each year. This may make it more difficult for a potential purchaser to elect enough directors to assure control of ANADIGICS; and

    - STOCKHOLDER RIGHTS PLAN--our stockholder rights plan may make it more difficult and more expensive to acquire us, unless the stockholder rights are first redeemed by our board.

    In addition, we are subject to Section 203 of the Delaware General Corporation Law which restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock.

                                 INDUSTRY RISKS

WE FACE INTENSE COMPETITION WHICH COULD RESULT IN A DECREASE OF OUR PRODUCTS' PRICES AND SALES.

    The semiconductor industry is intensely competitive and is characterized by rapid technological change. We compete with manufacturers of discrete GaAs and silicon semiconductors and with manufacturers of GaAs and silicon integrated circuits. We expect increased competition from:

    - other GaAs integrated circuit manufacturers who may replace us as a single source supplier to an original equipment manufacturer or otherwise dilute our sales to an original equipment manufacturer;

    - silicon analog integrated circuit manufacturers; and

    - companies which may penetrate the radio frequency/microwave integrated circuit communications market with other technologies, such as those based on silicon germanium.

    In addition, some of our customers compete with us and we have lost business in the past to this type of competition. We expect that sales of low data rate fiber optic products used in SONET fiber optic transmissions could decline significantly over the next few quarters, as current customers begin to obtain these products from in-house supply sources.

    Increased competition could result in:

    - decreased prices of GaAs integrated circuits;

    - reduced demand for our products; and

    - a reduction in our ability to recover development-engineering costs.

Any of these developments could materially and adversely affect our results of operations.

    Most of our current and potential competitors, which include Alpha Industries, Inc., Conexant Systems, Inc., Fujitsu Compound Semiconductor Inc., Hitachi Ltd., Lucent Technologies, Inc., Maxim Integrated Products, RF Micro Devices, Inc., Royal Philips Electronics, N.V., TriQuint Semiconductor, Inc. and Vitesse Semiconductor Corporation, have significantly greater financial, technical, manufacturing and marketing resources than we do. We cannot assure you that we will be able to compete successfully with our existing or new competitors. See "Business-- Competition".

OUR OPERATING RESULTS CAN VARY SIGNIFICANTLY.

    The semiconductor industry has been characterized by cyclicality. The industry has experienced significant economic downturns at times, involving diminished product demand, accelerated erosion of average selling prices and production over-capacity. Although the semiconductor industry in general, and the portion of the industry serving the communications industry in particular, are currently experiencing a period of increased demand, we cannot assure you that these conditions will continue. We may experience substantial period to period fluctuations in future operating results. You should not rely on our operating results for the six months ended July 4, 1999 as an indicator of our results for the year ending December 31, 1999.

WE MAY NOT BE SUCCESSFUL IN AVOIDING CLAIMS THAT WE INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS OR IN PROTECTING OUR OWN INTELLECTUAL PROPERTY RIGHTS.

    Our success depends in part on our ability to obtain patents and copyrights, maintain trade secret protection and operate without infringing on the proprietary rights of third parties.

    As is typical in the semiconductor industry, we have been notified, and may be notified in the future, that we are infringing on certain patent and/or other intellectual property rights of others. If it is determined that we have infringed on others' intellectual property rights, we cannot assure you that we would be able to obtain any required licenses on commercially reasonable terms.

    Currently, there are two unresolved notices claiming that we are infringing intellectual property rights of others. We intend to defend ourselves vigorously against these allegations. One such assertion is LEMELSON V. ANADIGICS, ET AL., brought against Lucent Technologies, Cypress Semiconductor, LSI Logic Corp. and a number of other companies in the U.S. District Court for the District of Arizona in February 1999. The other is an assertion by Rockwell International Corporation that we are infringing upon a patent on the processing of semiconductor wafers. The patent will expire in March 2000.

    In addition to patent and copyright protection, we also rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities which we seek to protect, in part, by confidentiality agreements with our collaborators and employees. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others. See "Business--Patents, Licenses and Proprietary Rights" and "--Legal Matters".

                         RISKS RELATED TO THIS OFFERING

THE VOLATILITY OF OUR STOCK PRICE COULD AFFECT YOUR INVESTMENT IN OUR STOCK.

    The market price of our stock has fluctuated widely. Between January 29, 1998 and October 8, 1998 our common stock price dropped from approximately $33.81 to $5.13 per share. Between October 8, 1998 and July 14, 1999 the price of our common stock rose from approximately $5.13 to $39.25 per share. The current market price of our common stock may not be indicative of future market prices and we may not be able to sustain or increase the value of your investment in our common stock.

IN THE PAST, WE HAVE MADE PUBLIC STATEMENTS REGARDING OUR HOPES AND EXPECTATIONS FOR OUR FUTURE REVENUES. THE CONTEXT IN WHICH THESE STATEMENTS WERE MADE MAKES THEM HIGHLY SPECULATIVE AND OUR ACTUAL RESULTS MAY VARY SIGNIFICANTLY FROM THOSE STATED. AS A RESULT, YOU SHOULD BASE YOUR INVESTMENT DECISION ONLY UPON THE INFORMATION IN THIS PROSPECTUS AND NOT ON ANY OTHER PUBLIC STATEMENTS.

    The February 8, 1999 and the August 30, 1999 editions of Electronic Buyers' News referred to statements made by Dr. Bami Bastani, our Chief Executive Officer, regarding our future revenues. In particular, the articles referred to Dr. Bastani's statement:

    - that in setting ANADIGICS' targets, he hopes to double ANADIGICS' revenue every two years (Electronic Buyers' News, February 8, 1999); and

    - AT&T Corp.'s push into the cable communications business is sparking interest in the industry's potential and as a result he sees revenue growing at nearly 35% per year in ANADIGICS' cable set-top and cable-model business (Electronic Buyers' News, August 30, 1999).

    The context within which Dr. Bastani's forward-looking statements were made makes them highly speculative, based on numerous assumptions and subject to numerous risks and uncertainties, any of which could cause our actual revenues to be less than those referenced in these articles. ANADIGICS does not intend for potential investors to rely upon these statements in making their investment decisions. You should base your investment decision solely upon the information contained in this prospectus and not upon the statements above or similar statements.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements concerning:

    - the development of new communication technologies and services;

    - the trend in communication systems toward higher operating frequencies;

    - the evolution of communication systems from analog to digital modulation;

    - the growth opportunities in markets for our products;

    - the manufacturing capability of our new six-inch wafer fabrication facility;

    - descriptions of our plans and objectives for our business and the assumptions that underlie these plans and objectives;

    - our future financial performance; and

    - other statements regarding matters that are not historical facts.

    They also include statements relating to acquisitions and other business development activities, future capital expenditures, manufacturing capacity, financing sources and availability and the effects of regulation and competition. We base these statements on our current expectations, but many factors and uncertainties, including changes in the securities or financial markets or in general economic conditions, the availability of equity and debt financing, competition and the other factors described under "Risk Factors" above and elsewhere in this prospectus could cause actual results to differ materially from those described in the forward-looking statements.

    We caution you not to place undue reliance on any forward-looking statements.

                                USE OF PROCEEDS

    The net proceeds from the sale of the 3,000,000 shares of our common stock offered with this prospectus after deducting the underwriting discount and estimated offering expenses are estimated to be $87,647,000, or $100,869,500 if the underwriters' over-allotment option is exercised in full, assuming an initial price to public of $31.00 per share. We expect to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital. We may use all or a portion of the net proceeds to acquire complementary businesses or technologies. However, we currently have no agreements or understandings with respect to any acquisitions. Pending these uses, we intend to invest the net proceeds from this offering in investment-grade, income-producing securities.

                                DIVIDEND POLICY

    We have never paid cash dividends on our capital stock. Our bank credit agreement prohibits the payment of cash dividends without the consent of our bank credit agreement lender. We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "ANAD". The following table shows for the periods indicated the high and low sale prices for our common stock.

                                                               HIGH        LOW
                                                             ---------  ---------
1997
First Quarter..............................................  $   37.68  $   24.00
Second Quarter.............................................      35.50      22.50
Third Quarter..............................................      54.25      30.50
Fourth Quarter.............................................      51.38      21.00

1998
First Quarter..............................................  $   33.81  $   13.19
Second Quarter.............................................      16.81      11.00
Third Quarter..............................................      21.00       7.81
Fourth Quarter.............................................      14.19       5.13

1999
First Quarter..............................................  $   18.63  $   11.29
Second Quarter.............................................      37.19      16.00
Third Quarter..............................................      39.69      26.88
Fourth Quarter (through October 7, 1999)...................      31.69      28.75

    On October 7, 1999 the last reported sale price of our common stock on the Nasdaq National Market was $31.00 per share. As of July 4, 1999, there were approximately 340 holders of record of our common stock.

                                 CAPITALIZATION

    The following table sets forth our capitalization at July 4, 1999 (1) on an actual basis and (2) as adjusted to give effect to our sale of 3,000,000 shares of our common stock at the assumed price to public of $31.00 per share, after deducting the underwriting discount and estimated offering expenses. This table should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

                                                                         AT JULY 4, 1999
                                                                     -----------------------
                                                                      ACTUAL    AS ADJUSTED
                                                                     ---------  ------------

                                                                         (IN THOUSANDS)
Current maturities of long-term debt...............................  $   1,000   $    1,000
Current maturities of capital lease obligations....................        160          160
                                                                     ---------  ------------
                                                                     ---------  ------------
Long-term debt, less current portion...............................  $   3,500   $    3,500
Capital lease obligations, less current portion....................        117          117
                                                                     ---------  ------------
Stockholders' equity(1):
  Common stock, par value $.01 per share, 68,000,000 shares
    authorized; 14,871,937 shares issued and outstanding;
    17,871,937 shares issued and outstanding as adjusted...........        149          179
  Additional paid-in capital.......................................    161,843      249,460
Accumulated deficit................................................    (27,139)     (27,139)
Accumulated other comprehensive income (loss)......................        (44)         (44)
                                                                     ---------  ------------
    Total stockholders' equity.....................................    134,809      222,456
                                                                     ---------  ------------
Total capitalization...............................................  $ 139,586   $  227,233
                                                                     ---------  ------------
                                                                     ---------  ------------

------------------------

(1) Excludes 4,731,666 shares of common stock reserved for issuance under our stock purchase and stock option plans and warrants outstanding on July 4, 1999, of which 3,826,541 shares of common stock are issuable upon exercise of options and warrants outstanding on July 4, 1999. See notes 1, 8 and 11 to the audited consolidated financial statements.

                            SELECTED FINANCIAL DATA

    The selected financial data for the fiscal years ended December 31, 1994, 1995, 1996, 1997 and 1998 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. See "Experts". The selected financial data for the six months ended June 28, 1998 and July 4, 1999 are derived from our unaudited condensed consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended July 4, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. You should read the following selected financial data together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including related notes, and other financial information, all of which are included elsewhere in this prospectus.

                                                     YEAR ENDED DECEMBER 31,                       SIX MONTHS ENDED
                                    ---------------------------------------------------------  ------------------------
                                                                                                JUNE 28,      JULY 4,
                                      1994        1995        1996        1997        1998        1998         1999
                                    ---------  ----------  ----------  ----------  ----------  -----------  -----------

                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.........................    $34,832     $51,460     $68,864    $102,536     $86,075     $41,460      $55,582
Cost of sales.....................     18,454      24,995      38,887      56,093      66,228      26,633       36,148
Gross profit......................     16,378      26,465      29,977      46,443      19,847      14,827       19,434
Research and development..........      9,195      11,733      12,036      16,765      18,824       9,750       11,968
Selling and administrative
  expense.........................      4,530       6,640       8,206      12,139      12,926       6,405        8,744
Restructuring charges.............         --          --          --          --       7,126       1,100           --
Operating income (loss)...........      2,653       8,092       9,735      17,539     (19,029)     (2,428)      (1,278)
Interest income (expense), net....       (488)        728       1,368       3,229       2,296       1,225          995
Provision for litigation
  settlement......................         --          --          --          --          --          --        6,925
Income (loss) before income
  taxes...........................      2,165       8,820      11,103      20,768     (16,733)     (1,203)      (7,208)
Provision (benefit) for income
  taxes(1)........................        300       1,527        (888)      5,439      (7,175)       (451)      (2,667)
Net income (loss) (1).............     $1,865      $7,293     $11,991     $15,329     $(9,558)      $(752)     $(4,541)
Basic earnings per share..........      $0.23       $0.67       $0.97       $1.07      $(0.65)     $(0.05)      $(0.31)
Diluted earnings per share(1).....      $0.23       $0.64       $0.93       $1.02      $(0.65)     $(0.05)      $(0.31)
Weighted average common and
  dilutive securities
  outstanding.....................  8,260,430  11,374,745  12,907,851  15,063,879  14,723,941  14,711,323   14,811,687

                                                                                  AT DECEMBER 31,
                                                               -----------------------------------------------------  AT JULY 4,
                                                                 1994       1995       1996       1997       1998        1999
                                                               ---------  ---------  ---------  ---------  ---------  -----------
                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..............................................  $  11,349  $  35,953  $  37,825  $  65,061  $  57,123   $  53,527
Total assets.................................................     30,885     66,250     86,996    168,084    154,098     169,255
Current maturities of long-term debt.........................         --         --         --         --      1,000       1,000
Current maturities of capital lease obligations..............      3,829      1,718      1,292        425        229         160
Long-term debt, less current portion.........................         --         --         --         --      4,000       3,500
Capital lease obligations, less current portion..............      2,807      1,919        627        389        183         117
Total stockholders' equity...................................     20,520     53,823     70,557    146,463    137,807     134,809

------------------------------

(1) Includes recognition of a net deferred tax benefit of approximately $1.2 million, $3.6 million and $1.9 million in 1995, 1996 and 1997, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--1997 Compared to 1996" and note 9 to the audited consolidated financial statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    We were organized in 1984 and initially focused on the development and manufacture of GaAs integrated circuits for low-volume defense and aerospace applications. In 1988 we began shifting our strategy to focus on radio frequency/microwave communications systems for high-volume applications, and began production for these applications in 1989. In 1992 we introduced integrated circuits for cable television. In late 1994 we entered the wireless communications market with the introduction of cellular telephone integrated circuits. In 1998 we expanded our fiber optic product offerings with the introduction of transimpedance amplifiers for the gigabit ethernet market.

    In the next few years, we believe there are opportunities to develop integrated circuits in silicon or silicon germanium technology that improves the performance of silicon by improving silicon's electron mobility which would enhance our GaAs integrated circuits in modules. The recently established RF Standard Products Group at ANADIGICS will be exploring the use of these technologies in wireless applications.

    We strive to achieve market advantage through the application of our radio frequency/ microwave design and application knowledge. With our design expertise we have led the industry with the introduction of innovative products. Recent examples include dual-band power amplifiers for use in wireless handsets, cable television 256 QAM upconverters and cable television reverse amplifiers, all of which offer greater levels of product performance and reduce original equipment manufacturers' production costs.

    We aim to achieve cost advantage through the scale and efficiency of our manufacturing operations. We recently began production in our new six-inch analog GaAs wafer fabrication facility, which we believe to be the first and only six-inch analog GaAs wafer fabrication facility in our industry. Using a six-inch wafer allows us to produce, at a small incremental cost, more than twice the integrated circuit dice per wafer than can be produced from the industry norm four-inch wafer.

RESULTS OF OPERATIONS

    The following table sets forth statements of operations data as a percentage of net sales for the periods indicated:

                                                        YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED
                                                    -------------------------------  ------------------------
                                                                                      JUNE 28,      JULY 4,
                                                      1996       1997       1998        1998         1999
                                                    ---------  ---------  ---------  -----------  -----------
Net sales.........................................      100.0%     100.0%     100.0%      100.0%       100.0%
Cost of sales.....................................       56.5       54.7       76.9        64.2         65.0
                                                    ---------  ---------  ---------       -----        -----
Gross profit......................................       43.5       45.3       23.1        35.8         35.0
Research and development..........................       17.5       16.4       21.9        23.5         21.6
Selling and administrative expense................       11.9       11.8       15.0        15.5         15.7
Restructuring charges.............................         --         --        8.3         2.7           --
                                                    ---------  ---------  ---------       -----        -----
Operating income (loss)...........................       14.1       17.1      (22.1)       (5.9)        (2.3)
Interest income, net..............................        2.0        3.1        2.7         3.0          1.8
Provision for litigation settlement...............         --         --         --          --         12.5
                                                    ---------  ---------  ---------       -----        -----
Income (loss) before income taxes.................       16.1       20.2      (19.4)       (2.9)       (13.0)
Provision (benefit) for income taxes..............       (1.3)       5.3       (8.3)       (1.1)        (4.8)
                                                    ---------  ---------  ---------       -----        -----
Net income (loss).................................       17.4%      14.9%     (11.1)%       (1.8)%       (8.2)%
                                                    ---------  ---------  ---------       -----        -----
                                                    ---------  ---------  ---------       -----        -----

    SIX MONTHS 1999 COMPARED TO SIX MONTHS 1998

    NET SALES. Net sales during the six month period ended July 4, 1999 increased 34% to $55.6 million from $41.5 million in the six month period ended June 28, 1998. Sales of integrated circuits for cellular and PCS applications increased 36% during the six month period ended July 4, 1999 to $22.5 million from $16.5 million in the six month period ended June 28, 1998 as demand for our dual-band power amplifiers increased.

    Sales of integrated circuits for cable and broadcast applications increased 25% during the six month period ended July 4, 1999 to $20.5 million from $16.4 million in the six month period ended June 28, 1998. Included in the sales of integrated circuits for cable and broadcast applications are sales of low noise block converters (which we ceased production of during the third quarter of 1998) of $0.7 million and $2.8 million during the six month period ended July 4, 1999 and June 28, 1998, respectively. The increase in sales of integrated circuits for cable and broadcast applications during the six month period ended July 4, 1999 was due to increases in demand for our chip sets used in digital set-top converters and cable modems, and our line amplifiers used as a repeater in cable television distribution networks.

    Sales of integrated circuits for fiber optic telecommunication and data communication applications increased 52% during the six month period ended July 4, 1999 to $12.5 million from $8.2 million in the six month period ended June 28, 1998 as demand for transimpedance amplifiers for SONET fiber optic telecommunication applications and data communication applications increased. We expect increased competition from internally sourced silicon integrated circuits at certain of our customers for SONET OC-12 and OC-24 fiber optic transimpedance amplifiers. Increased competition could result in decreased prices of our integrated circuits and/or reduced demand for our products. Sales of SONET OC-12 and OC-24 fiber optic transimpedance amplifiers were approximately $4.5 million during the first half of 1999.

    Engineering service sales, which reflect customers' contributions to research and development, decreased $0.3 million during the six month period ended July 4, 1999 to $0.1 million from $0.4 million in the six month period ended June 28, 1998.

    Generally, selling prices for same product sales were lower during the six month period ended July 4, 1999 compared to the six month period ended June 28, 1998.

    GROSS MARGIN. Gross margin during the six month period ended July 4, 1999 declined to 35.0% from 35.8% in the six month period ended June 28, 1998. Excluding the accelerated depreciation expense of $5.3 million, gross margin during the six month period ended July 4, 1999 was 44.5%. The accelerated depreciation expense was due to a reduction in the useful lives of the fabrication facility equipment and leasehold improvements with original lives ranging from five to 20 years that were reduced to a life of nine months beginning October 1, 1998. The reduction in estimated useful life followed our October 1998 decision to close our four-inch wafer fabrication facility. The accelerated depreciation expense associated with the closing of our four-inch wafer fabrication facility that was recorded during the first half of 1999, was mostly offset by increased sales volume, manufacturing cost structure improvements and improved yields.

    RESEARCH AND DEVELOPMENT. ANADIGICS-funded research and development expense increased 23% during the six month period ended July 4, 1999 to $12.0 million from $9.8 million in the six month period ended June 28, 1998. The increase was primarily attributable to increased research and development (1) of integrated circuits for cellular and PCS, cable television and fiber optic applications and
(2) of new process technologies. As a percentage of sales, ANADIGICS-funded research and development decreased to 21.6% during the six month period ended July 4, 1999 from 23.5% in the six month period ended June 28, 1998.

    SELLING AND ADMINISTRATIVE. Selling and administrative expenses increased 37% during the six month period ended July 4, 1999 to $8.7 million from $6.4 million in the six month period ended June 28, 1998. The increase was due in part to increases in performance-related compensation costs, consulting fees and costs related to our marketing activities. As a percentage of sales, selling and administrative expenses increased to 15.7% during the six month period ended July 4, 1999 from 15.5% in the six month period ended June 28, 1998.

    RESTRUCTURING CHARGES. During the first quarter of 1998, we recorded a charge of $1.1 million associated with a reduction in staff of 100 employees. The employees who were involuntarily terminated were notified, received information regarding their benefits arrangement and were severed on March 2, 1998. The terminated employees represented all areas of our operations, including production, research and development, and selling and administrative areas. The reduction in work force charge primarily consisted of severance pay, extended medical coverage and outplacement service costs. The $1.1 million was paid during 1998.

    INTEREST INCOME, NET. Interest income, net decreased 19% during the six month period ended July 4, 1999 to $1.0 million from $1.2 million in the six month period ended June 28, 1998.

    PROVISION FOR LITIGATION SETTLEMENT. We recorded a provision for litigation settlement of $6.9 million during the second quarter of 1999, as we reached an agreement in principle with the plaintiffs' counsel to settle a consolidated class action lawsuit and a derivative lawsuit. The $6.9 million provision consists of an expected payment of $11.75 million offset by insurance proceeds of $5.3 million, and $0.4 million of additional legal, settlement, notification and court related fees, of which $0.2 million was paid as of July 4, 1999.

    BENEFIT FOR INCOME TAXES. The benefit for income taxes during the six month period ended July 4, 1999 was recorded at an estimated annual effective tax rate of 37.0% of the loss before income taxes.

    1998 COMPARED TO 1997

    NET SALES. Net sales during 1998 decreased 16% to $86.1 million from $102.5 million in 1997. Net sales consist of product sales and engineering service sales. Net product sales decreased 15% to $85.4 million in 1998 from $101.0 million in 1997. Engineering service sales, which reflect customers' contributions to research and development, decreased 54% during 1998 to $0.7 million from $1.5 million in 1997.

    Sales of integrated circuits for cellular and PCS applications decreased 44% during 1998 to $33.7 million from $59.7 million during 1997. The lower demand was due to several factors, including increased competition, a shift in demand to lower cost phones not using our parts, customer delays in ramp-up of new generation dual-band phones using our new parts and, in part, the effect of the Asian financial crisis on the wireless communications markets.

    Sales of integrated circuits for cable and broadcast applications increased 36% during 1998 to $28.3 million from $20.8 million in 1997. The increase in sales of integrated circuits for cable and broadcast applications during 1998 was due to increases in demand for our integrated circuits used in digital set-top converters and cable modems, and our integrated circuit line amplifier used as a repeater in hybrid fiber coaxial distribution networks.

    Sales of integrated circuits for fiber optic telecommunication and data communication applications increased 53% during 1998 to $17.6 million from $11.5 million in 1997. The increase was primarily due to an increase in demand for transimpedance amplifiers for SONET fiber optic telecommunication applications and sales of a new family of integrated circuits for data communication applications. ANADIGICS expects increased price competition for lower data rate fiber optic telecommunications products from other silicon-based solution providers during 1999.

    Sales of integrated circuits for direct broadcast satellite applications decreased 36% during 1998 to $5.7 million from $9.0 million in 1997. During the third quarter of 1998, we decided to cease production of our low noise block converter integrated circuits that were used in direct broadcast satellite applications because of reduced demand for low noise block converter integrated circuits and the effects of the Asian financial crisis.

    Generally, selling prices for same product sales were lower during 1998 compared to 1997.

    GROSS MARGIN. Gross margin during 1998 declined to 23.1% from 45.3% in 1997. The reduction in gross margin was primarily due to increased inventory reserves totalling $13.8 million, including a special charge of $6.6 million (substantially all of which was scrapped prior to December 31, 1998) and accelerated depreciation charges (related to the planned closing of our existing wafer fabrication facility) of $2.7 million that were recorded during 1998. The inventory special charges (which were primarily work-in-progress and finished goods) consisted of the following: $3.4 million of older generation, single-band power amplifier integrated circuits used in cellular applications, $2.1 million of low noise block converter integrated circuits used in direct broadcast satellite applications, and $1.1 million of older generation line amplifiers used in cable television applications. ANADIGICS was aggressively attempting to sell these integrated circuits in certain markets (primarily secondary communications markets in Asia). ANADIGICS experienced limited success in selling these integrated circuits during 1998 and reevaluated our selling efforts and the potential markets for these products during 1998. Based upon this reevaluation, we decided during the third quarter of 1998 that we would curtail our efforts to sell these products.

    The remaining portion of the reserves recorded during 1998 of $7.2 million (which were primarily work-in-progress and finished goods) consists of inventory reserves for excess or obsolete inventory which were recorded based upon our on-going inventory analysis during 1998.

    We are currently not aware of any known or expected additional inventory reserves.

    Lower factory utilization and higher fixed costs associated with our new test and manufacturing administration facilities placed into service during the second quarter of 1998 also contributed to the reduction in gross margin during 1998 compared to 1997.

    RESEARCH AND DEVELOPMENT. ANADIGICS-funded research and development expenses increased 12% during 1998 to $18.8 million from $16.8 million in 1997. The increase was primarily attributable to increased research and development of integrated circuits for fiber optic and cellular and PCS applications. As a percent of sales, ANADIGICS-funded research and development increased to 21.9% during 1998 from 16.4% in 1997.

    SELLING AND ADMINISTRATIVE. Selling and administrative expenses increased 6% during 1998 to $12.9 million from $12.1 million in 1997. The increase was due in part to executive relocation costs, an increase in operating costs associated with our information systems, and other consulting costs. As a percentage of sales, selling and administrative expenses increased to 15.0% during 1998 from 11.8% in 1997.

    RESTRUCTURING CHARGES. In connection with our plan to lower manufacturing costs and streamline our manufacturing operations, we recorded restructuring charges totaling $7.1 million during 1998. The restructuring charges consisted of writedowns of impaired assets of $4.5 million, reductions in force of $1.6 million and wafer fabrication facility shutdown and removal costs of $1.0 million.

    WRITEDOWNS OF IMPAIRED ASSETS. We evaluated the on-going value of certain assets. Based upon our plan to dispose of certain assets with a carrying amount of $4.6 million and our estimate of sales value, net of related costs to sell, at $0.1 million, we recorded an impairment loss of $4.5 million, which consisted of the following items (in millions):

Write-down of assets associated with the conversion of the new wafer fabrication
  facility from four-inch to six-inch wafers.........................................  $     2.2
Write-down of assets associated with the closure of our in-house assembly
  operations.........................................................................        1.0
Write-off of software in connection with our on-going information systems
  improvements.......................................................................        0.8
Unused production assets previously used in the production of direct broadcast
  satellite low noise block converter integrated circuits............................        0.5
                                                                                             ---
    Total write-down on impairment of long-lived assets..............................  $     4.5
                                                                                             ---
                                                                                             ---

    REDUCTIONS IN FORCE. We recorded charges of $1.1 million during the first quarter of 1998 and $0.5 million during the fourth quarter of 1998 associated with reductions in our workforce. The workforce reduction charges primarily consisted of severance pay, extended medical coverage and outplacement service costs for approximately 165 employees primarily involved in our production operations. Approximately $1.1 million of severance pay, extended medical coverage, and outplacement service costs were paid through December 31, 1998 for the termination of approximately 120 employees. We expect to pay the remaining liability of $0.5 million during the first half of 1999.

    FACILITY SHUTDOWN AND REMOVAL COSTS. We recorded charges of $1.0 million associated with the shutdown and removal of our existing wafer fabrication facility. See "Business--Manufacturing, Assembly and Testing".

    INTEREST INCOME, NET. Interest income, net decreased 29% during 1998 to $2.3 million from $3.2 million in 1997. The reduction in interest income, net of $0.9 million was primarily due to a lower amount of investments during 1998, caused by plant and equipment purchases that were primarily for our new wafer fabrication facility.

    BENEFIT FOR INCOME TAXES. We recorded a benefit for income taxes during 1998 of $7.2 million, or 42.9% of the loss before income taxes. The benefit for income taxes primarily related to the 1998 federal and state net operating losses, federal and state research and development credits and state manufacturing credits, all of which we plan to carry forward.

    1997 COMPARED TO 1996

    NET SALES. Net sales during 1997 increased 49% to $102.5 million from $68.9 million in 1996. Net sales consist of product sales and engineering service sales. Net product sales increased 54% to $101.0 million from $65.7 million in 1996. Engineering service sales decreased 51% during 1997 to $1.5 million from $3.2 million in 1996.

    Sales of integrated circuits for cellular and PCS applications increased 144% during 1997 to $59.7 million from $24.5 million in 1996 as a result of higher volumes. During 1997, we sold power amplifier integrated circuits for all three major wireless digital standards, including GSM, TDMA and CDMA. As a percentage of total sales, sales of integrated circuits for the GSM, TDMA and CDMA frequency bands were approximately 37%, 24% and 28%, respectively in 1997. Sales of integrated circuits for cable television applications in 1997 increased 51% to $20.8 million from $13.8 million in 1996 as demand for integrated circuits used in set top converters and cable modems increased.

    Sales of integrated circuits for fiber optic SONET, SDH and asynchronous transfer mode telecommunication applications decreased 1% during 1997 to $11.5 million from $11.6 million in 1996. Sales of integrated circuits for DBS television applications decreased 43% during 1997 to

$9.0 million from $15.8 million in 1996 as demand from European manufacturers of direct broadcast satellite equipment for the European market decreased.

    Generally, selling prices for same product sales were lower in 1997 compared to 1996.

    GROSS MARGIN. Gross margin during 1997 increased to 45.3% from 43.5% in 1996. The increase was due to manufacturing efficiencies, which resulted in part from the conversion from three-inch wafers used in 1996 to four-inch wafers used during 1997, higher production volume and improved production yields. These factors were partially offset by additional costs associated with assembly and packaging quality problems on certain products that were incurred during the fourth quarter of 1997 and a shift in sales mix to lower margin products during 1997 compared to 1996.

    RESEARCH AND DEVELOPMENT. Research and development expenses we sponsored increased 39% during 1997 to $16.8 million from $12.0 million during 1996. The increase was primarily attributable to increased research and development of integrated circuits for cellular, PCS and other wireless applications. As a percentage of sales, these expenses declined to 16.4% during 1997 from 17.5% during 1996.

    During 1997, approximately two-thirds of our research and development expenses were for the development of integrated circuits for cellular, PCS and other wireless applications, compared to approximately one-half in 1996.

    SELLING AND ADMINISTRATIVE. Selling and administrative expenses increased 48% during 1997 to $12.1 million from $8.2 million during 1996. As a percentage of sales, these expenses declined during 1997 to 11.8% from 11.9% during 1996. Administrative expenses increased 64% in 1997 due in part to increased compensation, recruiting and training costs. Selling expenses increased by 32% in 1997 due to staffing increases primarily associated with the expansion of our wireless integrated circuit sales efforts, increased consulting fees and increased sales commission expense.

    INTEREST INCOME, NET. Interest income increased $1.7 million during 1997 to $3.4 million from $1.7 million during 1996. The increase was due to higher invested cash balances following the receipt of proceeds from the public offering of our common stock in February 1997. Interest expense decreased by $0.2 million during 1997 to $0.2 million from $0.4 million during 1996 on lower levels of indebtedness.

    PROVISION (BENEFIT) FOR INCOME TAXES. The provision for income taxes during 1997 was $5.4 million, or 26.2% of pre-tax income. The benefit for income taxes in 1996 was $0.9 million, or 8% of pre-tax income. The provision for income taxes in 1997 included a $1.9 million reduction in the valuation allowance, which is explained below, which had been recorded prior to 1997 with respect to deferred tax assets (primarily federal net operating loss carryforwards). The benefit for income taxes in 1996 arose from a $5.2 million reduction in the valuation allowance, which had been recorded prior to 1996 with respect to deferred tax assets (primarily net operating loss carryforwards).

    As of December 31, 1996, we had net deferred tax assets of approximately $15.7 million, which primarily consisted of federal net operating loss carryforwards of $12.6 million and general business credit carryforwards of $0.8 million. A valuation allowance of $10.8 million was provided for the federal net operating loss and general business credit carryforwards as of December 31, 1996. As of December 31, 1997, we had net deferred tax assets of approximately $3.5 million and no valuation allowance.

    The reductions in the net deferred tax assets and the valuation allowance from 1996 to 1997 primarily resulted from: (1) our determination that certain pre-1989 federal net operating loss and general business credit carryforwards that were severely restricted under Section 382 of the Internal Revenue Code would not be utilized prior to their expiration, and (2) the results of an Internal

Revenue Service examination completed in 1997 which resolved uncertainties regarding possible limitations of federal net operating loss carryforwards and general business credit carryforwards generated between 1989 and 1992. We had been providing taxes in 1996 and prior years as if the use of these federal net operating loss and general business carryforwards were restricted.

    The reduction in the pre-1989 net operating loss and general business credit carryforwards noted above had no effect on net income. The reduction in the federal net operating loss and general business credit carryforwards generated between 1989 and 1992 resulted in a reduction of the current federal provision for income tax expense. The effect of this reduction was an increase in net income in 1997 of approximately $1.9 million.

LIQUIDITY AND SOURCES OF CAPITAL

    As of July 4, 1999, we had $25.3 million in cash and cash equivalents and $18.3 million in marketable securities. We have $4.5 million of bank debt outstanding as of the end of the second quarter of 1999. We entered into an interest rate swap agreement, which effectively fixes the interest rate on this debt at 7.09%. The swap effectively changed the variable interest rate of this bank debt to a fixed rate for which the present value of the cash flow is approximately the same. As of the end of the second quarter of 1999, we also have available $15.0 million under a term loan facility. The term loan facility drawdown period expires on July 1, 2001. The outstanding bank debt and the term loan facility are subject to a number of financial covenants. Substantially all of our assets are pledged as security for repayments of the outstanding bank debt and borrowings, if any, under the term loan facility.

    Net cash provided by operating activities was $10.1 million during the six month period ended July 4, 1999.

    Net cash used in investing activities (to purchase equipment) was $9.8 million during the six month period ended July 4, 1999.

    Net cash provided by financing activities was $1.0 million during the six month period ended July 4, 1999. Cash provided by financing activities was primarily from the issuance of our common stock from stock options exercised during the period.

    We expect to spend approximately $30.0 million on equipment, furniture and fixtures and leasehold improvements during the twelve month period ending June 30, 2000. At July 4, 1999, we have committed to purchase approximately $7.5 million of equipment, furniture and fixtures and leasehold improvements through the remainder of 1999.

    We believe that our current cash and cash equivalent balances, together with cash anticipated to be generated from operations and the equity offering described in this prospectus will satisfy anticipated capital needs for the next twelve months and beyond.

IMPACT OF YEAR 2000

    The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    Our year 2000 initiative is being managed by a senior team of internal staff and outside consultants. The team's activities are designed to ensure that there is no adverse effect on our core business operations and that transactions with customers, suppliers, and financial institutions are fully supported.

    Over the past year, we have invested in new computer hardware and software to improve our business operations. To date, we have upgraded the majority of our critical information systems such that they are now year 2000 ready. Remaining critical systems are on target for their year 2000 upgrades at the end of September 1999. As a result of this effort, we do not believe that any year 2000-related failures of critical systems will cause a significant interruption to our business.

    We have also completed a comprehensive review of our equipment and facilities. Based on this review, we do not believe that any year 2000-related failures of critical systems will result in a significant disruption to our business. A number of minor upgrades will be completed by the end of September 1999.

    The total cost of the year 2000 project is estimated at $1.6 million and is being funded through operating cash flows. Of the total project cost, approximately $1.0 million is for the purchase of new hardware and software, which will be capitalized. As of July 4, 1999 we have spent approximately $0.8 million on hardware and software purchases and the remaining amount represents equipment purchases expected to be delivered and installed during the third quarter of 1999. As of July 4, 1999 we have incurred and expensed approximately $0.4 million, primarily for assessment of the year 2000 issue, development of a modification plan and remediation efforts. The remaining $0.2 million is expected to be incurred and expensed in the third quarter of 1999.
    We have contacted our significant suppliers and other third party vendors with which we have a material relationship in order to determine whether those entities have adequate plans in place to ensure their year 2000 readiness. We have also reviewed public disclosures made by our material customers in order to determine their year 2000 readiness. To date, we have not identified any major issues with respect to our material customers, our significant suppliers or other third party vendors.

    We believe that a "worst case" scenario would involve third parties' failures to address year 2000 issues. Such failures could result in, but are not limited to, any of the following:

    (1) our utility services are interrupted resulting in our inability to continue our manufacturing operations;

    (2) our shipping services are interrupted preventing us from getting our product to and from our off-shore packaging facility and to our customers on a timely basis; and

    (3) our off-shore assembly contractors operations are interrupted resulting in our inability to obtain our packaged products on a timely basis.

    As of July 4, 1999, we have not developed an overall contingency plan. We do not intend on doing so unless, as a result of ongoing tests, we determine that contingency plans are warranted. Based on our assessment to date and our expectations that our year 2000 initiative will be substantially complete by the end of September 1999, we believe that adequate time will be available to ensure alternatives can be assessed, developed and implemented, if necessary, prior to a year 2000 issue having a negative impact on our operations. However, we cannot guarantee that such contingencies, if required, will be completed on a timely basis. While we believe our efforts will be adequate to address our year 2000 concerns, there can be no guarantee that we will not experience unanticipated negative consequences or material costs caused by undetected errors or defects in the technology used in our internal systems or that third parties upon which we rely will not experience similar negative consequences.

    Our products do not have specific date functions or date dependencies and will operate according to specifications through the year 2000 and beyond.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. The statement permits early adoption as of the beginning of any fiscal quarter after its issuance. We expect to adopt the new statement effective January 1, 2001. The statement will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. We do not anticipate that the adoption of this statement will have a significant effect on our results of operations or financial position.

                                    BUSINESS

    We supply radio frequency/microwave integrated circuit solutions to the communications industry, enabling manufacturers to enhance overall system performance and reduce manufacturing cost and time to market. In the wireless market we focus on applications for cellular and personal communications systems handsets. In the broadband market we focus on applications (or solutions) for cable television systems, cable modems and fiber optic communications systems. We believe our competitive advantages are our design, development and applications expertise, our high-volume, low-cost GaAs technology manufacturing expertise and our strong working relationships with leading original equipment manufacturers in our target markets.

    We design, develop and manufacture our integrated circuits primarily using GaAs semiconductor material with MESFET and PHEMT process technologies. We are currently in the process of developing products using HBT technology, which we believe will reduce design complexity and power usage for our next-generation power amplifiers. We recently began production in our new six-inch analog GaAs wafer fabrication facility, which we believe to be the first and only six-inch analog GaAs wafer fabrication facility in our industry. Using a six-inch wafer allows us to produce, at a small incremental cost, more than twice the integrated circuit dice per wafer than can be produced from the industry norm four-inch wafer. With our strong fabrication capability, significant management expertise and innovative designs, we believe we can rapidly develop products in line with market requirements.

INDUSTRY OVERVIEW

    Over the last decade there have been remarkable developments in electronic communications, as evidenced by the emergence of wireless communications, internet services and digital television services. Radio frequency/microwave and integrated circuit technologies have enabled increases in communications capacity and significant reductions in systems costs. The wireless and broadband communications markets are beneficiaries of current technological trends, including higher frequencies, digital modulation and higher levels of electronic integration.

    Wireless communications, led by cellular and PCS telephone services, are growing rapidly and wireless services are replacing wireline telephone services in some markets. According to Gartner Group's Dataquest, the worldwide market for cellular/PCS wireless handsets has grown from 18.7 million units produced in 1993 to 175.4 million units in 1998. This represents a compound annual growth rate of 56%. Dataquest projects that cellular/PCS handset production will exceed 550 million units per year in 2003.

    Broadband markets are also benefiting from these technological changes. Cable television systems are moving from one-way analog TV signal distribution systems to interactive digital systems offering increased and new video content, internet connection services and telephony. The increased demand for communication services, such as the internet, is also driving expansion of fiber optic telecommunications networks.

    Given these developments, original equipment manufacturers are facing the following challenges:

    - SHORTER CYCLE TIMES. In the wireless communications market, handset manufacturers must bring new products to market quickly in order to maintain their market position. We see new handset platforms being introduced every six months;

    - NEED FOR LOW-COST PRODUCTS. Handset and set-top boxes are increasingly becoming consumer-driven products. The wide use of these products forces original equipment manufacturers to offer them at attractive prices. As a result, suppliers of components must be cost effective in order for original equipment manufacturers to stay competitive; and

    - STRONGER SUPPLIER RELATIONSHIPS. The digital, wireless, cable and fiber optic industries are standards driven. Companies in the communications industry must work very closely with their suppliers in order to develop new products. Companies therefore limit themselves to a small number of suppliers in order to keep their competitive advantages.

THE GAAS ADVANTAGE

    Over the past fourteen years, through our research and development efforts, we have developed expertise in producing cost-effective GaAs-based integrated circuits for high-volume commercial applications which offer the performance attributes required for radio frequency/ microwave applications that are not easily obtainable with silicon-based integrated circuits. GaAs transistors can operate at frequencies up to three to five times greater than those possible with silicon and therefore can handle the requirements of radio frequency/microwave applications. GaAs integrated circuits have a lower noise figure than silicon-based integrated circuits, providing increased sensitivity, less distortion and interference and better dynamic range, thereby enabling systems to handle a wide range of signal strengths. GaAs is a semi-insulating material which facilitates integration of the passive components required in radio frequency/microwave applications. Finally, GaAs integrated circuits used in transmitter applications are also more power-efficient than silicon-based circuits, allowing for longer battery life or use of smaller batteries.

OUR STRATEGY

    Our objective is to be the leading supplier of radio frequency integrated circuits for the wireless and broadband communications markets. The cornerstone of our strategy is to capitalize on opportunities in the wireless and broadband communications markets by addressing applications which leverage our radio frequency integrated circuit design and manufacturing expertise and our established relationships with leading original equipment manufacturers in these markets. The key elements of our strategy are to:

    BE FIRST-TO-MARKET WITH PROPRIETARY VALUE-ADDED PRODUCTS

    We intend to continue to design timely, cost-effective integrated circuit solutions for our target markets. The combination of our experienced engineering staff and our "quick-turn" wafer fabrication and assembly service allows us to develop prototypes that can be ready for testing in less than one month. This design efficiency contributes to customer satisfaction and allows us to improve product designs rapidly for manufacturing efficiency. For example, we were the first manufacturer to offer an integrated circuit chip set for tuner applications in cable television set-top boxes. We were also the first manufacturer to offer a dual-band power amplifier that combines the functions of two power amplifiers for cellular handsets into a single integrated circuit.

    CAPITALIZE ON OUR WORLD CLASS MANUFACTURING CAPABILITIES

    We will continue to focus on improving manufacturing performance and customer service, while reducing costs. We believe that we can effectively control the critical phases of our production process in order to realize high manufacturing yields, product quality and customer satisfaction. A key element of our manufacturing strategy is our new six-inch fabrication facility. We believe this new facility will provide increased manufacturing capacities at a low incremental cost and will allow us to maintain short cycle times.

    FORGE STRONG CUSTOMER RELATIONSHIPS

    We have developed strong working relationships with our customers, many of whom are leading original equipment manufacturers in their markets. Because our target markets are standards-driven, customer relationships are important. We have been working with Ericsson on wireless handsets since 1994 and with General Instrument on cable set-top boxes since 1992.

These relationships provide us with product development opportunities and the ability to anticipate future market needs. The rapid feedback we receive from customers during the product design phase increases the likelihood that our products will meet our customers' cost and performance requirements.

    PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES

    We intend to pursue strategic acquisitions and alliances to expand and improve upon our technologies, industry expertise, products and market share. We expect that our alliances and acquisitions will be complementary to our current businesses and will enhance our ability to work with leading original equipment manufacturers to develop next generation solutions. We have formed strategic alliances with several firms to accelerate our capabilities in our core wireless and broadband markets. For example, we entered into an agreement with Global Communication Semiconductors, Inc. to develop HBT products, which we anticipate will accelerate our introduction of GaAs HBT products to the first half of 2000. We also entered into an agreement with TEMIC Semiconductor GmbH to develop HBT products suitable for fabrication with silicon germanium.

TARGET MARKETS AND PRODUCTS

    WIRELESS COMMUNICATIONS. The wireless communications market is a growing, dynamic market as a result of increasing demand for:

    - portable voice and data communications;

    - smaller, lighter, less expensive handsets;

    - reliable access and voice quality comparable to land lines; and

    - longer talktime and standby time.

    Our radio frequency integrated circuit products are used in transmitters and receivers of cellular and PCS handsets where small size, multi-band operation and low power consumption are key features. In the United States, there are two primary digital cellular standards, TDMA and CDMA. GSM is the most widely deployed digital standard in the world, with a high degree of acceptance in Europe and Asia. In addition, some GSM systems have been deployed in North America. We currently provide power amplifiers primarily for the TDMA and GSM standards and plan to introduce power amplifiers for the CDMA standard in 2000. We also offer infrastructure products for the GSM standard.

    We are actively developing single- and multi-band HBT power amplifier modules for all major digital standards. HBT technology offers high efficiency and low power consumption, and will allow our customers to build the transmitter section of the wireless handset more easily and more quickly by reducing design complexity and component counts. Initially we are developing our HBT products using an external foundry. We intend to begin production of HBT wafers in our own manufacturing facilities in the first half of 2000. We are also developing a family of standard radio frequency switches targeting handset applications using both GaAs MESFET and PHEMT technologies. We believe that the market for radio frequency/microwave switches will grow rapidly with the move to multi-band, multi-mode handsets.

    Our principal customer in the wireless market is Ericsson. Ericsson accounted for 16%, 33%, 34% and 40% of net sales during 1996, 1997, 1998 and the six month period ended July 4, 1999, respectively. The following table sets forth information regarding our principal products in the wireless communications market:

PRODUCT                            APPLICATION

POWER AMPLIFIERS:

    - Single-band, single-mode     Used in the transmitter section of cellular handsets to send voice or data power amplifiers

    - Multi-band, multi-mode       Used in the transmitter section of cellular handsets to send voice or data
      power amplifiers             over multiple frequencies and standards thereby allowing a service provider to handle more calls

    - Integrated high power        Used in cellular base stations in the transmit chain
      amplifiers

    - Modules*                     A "plug in" package, containing a power amplifier along with necessary components otherwise provided externally to the amplifier, which provides ease of use for our customer

RADIO FREQUENCY STANDARD
PRODUCTS:

    - Switches*                    Used in cellular handsets to switch from receive and transmit modes and multiband functions

    - Receivers                    Used in cellular handsets to receive voice or data

* These products are at the sampling stage.

    CABLE TELEVISION/CABLE MODEMS. The trends that currently drive product development in the cable television and cable modem markets are:

    - shift to digital cable television with interactive services;

    - demand for internet access; and

    - emergence of cable telephony.

    The convergence of these trends, enabled by digital transmission, creates the need for innovative radio frequency integrated circuits for cable television and cable modem applications.

    Our cable products are used in cable modem, cable television set-top box and cable television infrastructure applications. Cable television systems, which traditionally delivered one way analog television programming, limited to a few channels, are increasingly used to deliver a wide array of interactive video and other services, such as high speed internet access and telephony. In order to support these new applications, cable system operators must upgrade the bandwidth (i.e., capacity) of both the infrastructure and terminal equipment. The new equipment must also be able to handle digital as well as analog modulations.

    For cable modems and cable television set-top boxes we currently offer tuner integrated circuits which can receive analog and digital signals in the 50-860 megahertz frequency band. Our reverse amplifiers are used in cable modems and in cable set-top boxes which require a reverse path to provide interactivity. These tuner and reverse amplifier integrated circuits enable our customers to accelerate and simplify their designs, and reduce manufacturing complexity and costs. We are actively engaged in developing integrated multi-chip double conversion tuner modules. We expect that these modules will be cost-competitive with single conversion tuners and will provide improved performance for cable modem and other single-conversion tuner applications.

    We have also developed GaAs integrated circuit line amplifiers for use by operators in 50-860 megahertz cable television distribution systems. We have recently expanded our product offerings in this area by introducing line amplifiers which operate at 24 volts.

    The following table sets forth information regarding our principal products in the cable television/cable modems market:

PRODUCT                            APPLICATION

CABLE AND BROADCAST TERMINAL
PRODUCTS:

    - Upconverters                 Used in set-top box video tuner, cable modems and cable telephony in the
    - Downconverters               video tuner

    - Synthesizers*                See above

    - 256 QAM upconverters         Used in the digital set-top box video tuner, providing a more efficient use of bandwidth and thus the transmission of more channels of digital TV signals

    - Reverse amplifiers           Used in set-top boxes, cable modems and cable telephony to transmit signals from a set-top box to a cable company for interactive applications

CABLE AND BROADCAST
INFRASTRUCTURE PRODUCTS:

    - Line amplifiers              Used in cable television systems to distribute signals from cable headends to neighborhoods

    - Drop amplifiers              Used in cable television systems to amplify signals at the home

*   These products are at the sampling stage.

    Our principal customers in the cable television and cable modem markets are Com21, Inc., General Instrument, Komatsu Murata Manufacturing Company, Ltd., Motorola, Scientific-Atlanta and 3Com, Inc. In addition, we have been selected by Cisco Systems for their Global Alliance cable modem design. The Global Alliance includes customers such as Samsung and Sony.

    FIBER OPTIC MARKET.  Growth in the fiber optic market is being driven by:

    - rapid increase in data traffic driven by internet use;

    - increasing implementation of corporate local area networks which require high speed data transfer capability; and

    - ongoing upgrade of existing telecommunication and data communication systems with fiber optic systems.

    Fiber optic telecommunication systems use low-loss fiber optic cable to link central office switches with one another and to connect the central office to the serving area. Most telecommunication networks today are based on SONET (United States and Japan) or SDH (Europe) standards. These standards require high sensitivity, high bandwidth, and wide dynamic range receivers.

    The front end of most fiber optic receivers contains a photodetector and a transimpedance amplifier. Our transimpedance amplifier integrated circuits are used in both fiber optic telecommunications and data communications networks. Our GaAs integrated circuit transimpedance amplifiers are designed to meet the requirements of SONET systems covering data speeds of OC-3, OC-12, OC-24 and OC-48. We also sell products for use in the growing DWDM systems. We are currently developing GaAs PHEMT-based next generation transimpedance amplifiers specifically for DWDM and 3 volt applications. For data communications receivers we sell integrated photodiode and transimpedance amplifier products for the short wavelength (850 nanometer) and long wavelength (1300 nanometer) gigabit ethernet application. We are developing higher speed (2.5 gigabits per second) receiver products for the gigabit ethernet market in anticipation of increased data speeds.

    Fiber optic data communications systems use either fibre channel or gigabit ethernet standards to achieve high-speed data transfer. Gigabit ethernet standards are emerging as the most widely used standard in local area networking situations. It addresses the need for very fast transfers of large volumes of information and is effective in applications where large blocks of data must be transferred within buildings and over short distances. We believe that demand for gigabit ethernet solutions will grow substantially over the next few years.

    The following table sets forth information regarding our principal products in the fiber optic market:

PRODUCT                            APPLICATION

FIBER PRODUCTS:

    - Transimpedance amplifiers    Used in the transceiver of a fiber optic link to amplify signal received

    - Metal semiconductor metal    Used in the transceiver of a datacom fiber optic link to detect and amplify
      transimpedance amplifiers    shorter wavelength optical signals
      (MSM-TIA)

    - Positive intrinsic negative  Used in the transceiver of a datacom fiber optic link to detect and amplify
      transimpedance amplifiers    longer wavelength optical signals
      (PIN-TIA)

    Our principal customers in the fiber optic market are Hewlett-Packard, Lucent, Methode and Nortel.

MARKETING, SALES, DISTRIBUTION AND CUSTOMER SUPPORT

    We sell our products primarily directly to our customers worldwide. We have developed close working relationships with leading companies in the broadband and wireless communications markets. During 1999, we are undertaking a major initiative to expand our field sales force to provide local support to our customers. We believe this is critical to our objective of expanding our customer base, especially as we expand our product portfolio. We also selectively use independent manufacturers' representatives and distributors to complement our direct sales and customer support efforts.

    We believe that the technical nature of our products and markets demands an extraordinary commitment to close relationships with our customers. The sales and marketing staff, assisted by the technical staff and senior management, visit prospective and existing customers worldwide on a regular basis, and between visits both field and factory sales personnel communicate regularly with our customers. We believe that these contacts are vital to the development of close, long-term working relationships with our customers, and in obtaining regular forecasts, market updates and information regarding technical and market trends.

    Our design and applications engineering staff is actively involved with customers during all phases of design and production by publishing and providing our customers with engineering data, up-to-date product application notes, communicating with our customers' engineers on a regular basis and assisting in resolving technical problems by working with our customers' engineers both on and off site. In most cases the design and applications engineers obtain prototypes from our customers in order to troubleshoot and identify potential improvements to the design in parallel with our customers' efforts. This strategy helps our customers speed up their design process, achieve cost-effective and manufacturable designs, and ensure a smooth transition into high-volume production.

    Our policy is to provide our customers with applications engineering support at our customers' factories throughout the world, generally within 48 hours of a customer request. Our sales are typically made pursuant to customer purchase orders, and such orders may be canceled by our customers without penalty.

MANUFACTURING, ASSEMBLY AND TESTING

    We have begun to fabricate our integrated circuits in our six-inch diameter GaAs wafer fabrication facility in our new class 100 cleanroom in Warren, New Jersey. Present production capacity is approximately 21,000 six-inch diameter analog GaAs wafers per year. We are in the process of closing our existing four-inch wafer fabrication facility. With additional equipment and staffing, the six-inch fabrication facility could run up to approximately 26,000 six-inch wafers per year. See "Risk Factors--We may face constraints on our manufacturing capacity which would limit our ability to increase sales volumes" and "--Delays in completing the transition of production from our four-inch wafer fabrication facility to our six-inch wafer fabrication facility could result in delays in product shipments and a loss of customers as a result of such delays".

    Our wafer processing technologies have been developed for low cost, high yield, rapid through put and short-cycle time manufacturing. We have developed GaAs MESFET processes that we use to produce most of our products. By using ion implant variations, we can optimize performance and yield, allowing us to produce, for example, high-linearity, low-noise, receiver integrated circuits or transmitter integrated circuits with high power and efficiency.

    We have also developed a GaAs PHEMT manufacturing process, which achieves extremely high electron mobility. Devices manufactured using our PHEMT manufacturing process have better sensitivity and bandwidth than conventional MESFET devices and hence are an enabling technology that serves high bit rate fiber optic systems. We have introduced devices for fiber optic communications applications using our recently developed PHEMT manufacturing process.

    Fabricated wafers are shipped to contractors in Asia for assembly in integrated circuit packages. Once assembled by the contractor, packaged integrated circuits are shipped back to our Warren, New Jersey facility for final testing. We believe that our flexible automated test systems are important to our ability to manufacture high quality integrated circuits at a low cost. We have devoted substantial capital over the last 18 months to increase our capacity of automated testers, resulting in shortened product cycle times, reduced test-costs and improved test reliability. See "Risk Factors--We may face constraints on our manufacturing capacity which would limit our ability to increase sales volumes," "--We may face constraints on our test capacity which could result in manufacturing delays" and "--We depend on foreign semiconductor assembly contractors and a loss of an assembly contractor could result in delays or reductions in product shipment".

    Our design and manufacturing processes were certified as ISO 9001 compliant in December 1993. Since then, we have maintained compliance with this standard.

RAW MATERIALS

    GaAs wafers, other raw materials, and equipment used in the production of our integrated circuits are available from several suppliers. See "Risk Factors--Sources for certain components, materials and equipment are limited which could result in delays or reductions in product shipments".

RESEARCH AND DEVELOPMENT

    We have made significant investments in our proprietary processes, including product design, wafer fabrication and integrated circuit testing, which we believe gives us a competitive advantage. To date, our research and development efforts have focused on developing low cost, high volume production of GaAs integrated circuit products for the telecommunication and cable television industries. At July 4, 1999, we had approximately 80 engineers assigned primarily to research and development.

    We have increased our research and development efforts in our broadband communications applications, such as cable and broadcast and fiber optic, during 1999 and expect our wireless communications research and development efforts to remain consistent with 1998 levels.

    The ability to simulate and model circuits is a critical technology for analog integrated circuit design, especially at high frequencies. We have developed a set of simulation tools and device models, which are custom-fit to our process. Recognizing the importance of powerful electronic design automation tools, in 1998 we formed a partnership with a leading manufacturer of radio frequency/analog electronic design automation systems to develop and enhance design tools to improve our research and development efficiency. The partnership's primary objectives are to improve package modeling, design tool training and design tool integration.

    We are also in the process of researching and developing other wafer processing technologies. For our GaAs HBT technology we have formed both foundry and technological partnerships. These agreements generally require us to share our expertise and proprietary technology over a limited time period with our partner in exchange for access to their expertise and proprietary technology. In addition, we have the right to obtain foundry services on favorable terms. In certain cases we may pay licensing fees, reimburse expenses and/or commit to purchase a portion of our wafer needs from the other party. We plan to implement this technology in our manufacturing facility by the first half of 2000. We have recently hired a chief scientist specifically devoted to HBT technology and have started HBT design runs with our foundry partner. We believe these actions will position us to be the first-to-market with products based on six-inch GaAs HBT technology.

    We believe there are opportunities to develop integrated circuits in silicon or silicon germanium which would supplement our GaAs integrated circuits in modules. Although GaAs provides performance advantages over silicon in high-performance radio frequency integrated circuits, silicon is a more cost-effective solution for the lower performance part of a system. Silicon radio frequency chips are used by our customers in conjunction with our GaAs chips to perform less complex radio frequency functions. As we seek to increase our integrated circuit content in product applications, we are expanding our product offerings to include low-end radio frequency integrated circuits manufactured with silicon products. Further, we believe some of these silicon integrated circuits may have significant market potential as stand-alone integrated circuits. The recently established RF Standard Products Group at ANADIGICS will be exploring the use of these technologies in the wireless application. We currently do not intend to manufacture in either of these technologies as we believe there will be adequate foundry capacity available.

COMPETITION

    Competition in all of the markets for our current products is intense and we compete on the basis of performance, price and delivery. Competitors in the wireless market are suppliers of discrete devices and integrated circuits. Our competitors include Alpha, Conexant Systems, Fujitsu Compound Semiconductor, Hitachi, Infineon Technologies (a subsidiary of Siemens AG), Matsushita Electric Industrial, Motorola, RF Micro Devices, Royal Philips Electronics N.V., and TriQuint Semiconductor.

    In the cable and broadcast television markets, our integrated circuits compete primarily with manufacturers of discrete components and integrated circuits. Our competitors include Fujitsu Compound Semiconductor, Infineon, Maxim Integrated Products, Mitel Corporation, Mitsubishi Electric Corp., NEC Corp. and Royal Philips Electronics.

    In the fiber optic market, we compete with other GaAs and silicon integrated circuit manufacturers. Principal competitors in this market are Royal Philips Electronics, TriQuint Semiconductor and Vitesse Semiconductor as well as some of our customers who design and fabricate their own in-house solutions. In particular, we expect to face increased competition in our fiber optic products used in low-data-rate SONET fiber optic transmissions. See "Risk Factors--We face intense competition which could result in a decrease of our products' prices and sales."

    Many of our competitors have significantly greater financial, technical, manufacturing and marketing resources than we have. Increased competition could adversely affect our revenue and profitability by causing us to reduce prices or by reducing demand for our products.

CUSTOMERS

    We receive most of our revenues from a few significant customers. Sales to Ericsson, General Instrument and Qualcomm Personal Electronics accounted for 16%, 16% and 12%, respectively, of 1996 net sales, and 33%, 13% and 16%, respectively, of 1997 net sales. Ericsson and General Instrument accounted for 34% and 17%, respectively, of 1998 net sales, and 40% and 21%, respectively, of net sales during the six month period ended July 4, 1999. No other customer accounted for greater than 10% of net sales during these periods. Substantially all of our sales of wireless applications are to Ericsson.

EMPLOYEES

    At July 4, 1999, we had approximately 488 employees, none of whom was a member of a labor union. We believe our labor relations to be good and have never experienced a work stoppage.

PATENTS, LICENSES AND PROPRIETARY RIGHTS

    It is our practice to seek U.S. and foreign patent and copyright protection on our products and developments where appropriate and to protect our valuable technology under U.S. and foreign laws affording protection for trade secrets and for semiconductor chip designs. We own seventeen U.S. patents and have six pending U.S. patent applications and one pending foreign patent application filed under the Patent Cooperation Treaty. The U.S. patents were issued between 1988 and 1999 and will expire between 2006 and 2016.

    We rely primarily upon trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. To protect our trade secrets, technical know-how and other proprietary information, our employees are required to enter into agreements providing for maintenance of confidentiality and the assignment of rights to inventions made by them while in our employ. We also have entered into non-disclosure agreements to protect our confidential information delivered to third parties, in conjunction with possible corporate collaborations and for other purposes.

ENVIRONMENTAL MATTERS

    Our operations are subject to many federal, state and local environmental laws, regulations and ordinances that govern activities or operations that may have adverse effects on human health or the environment. These laws, regulations or ordinances may impose liability for the cost of remediating, and for certain damages resulting from, sites of past releases of hazardous materials. We believe that we currently conduct, and in the past have conducted, our activities and operations in substantial compliance with applicable environmental laws, and that costs arising from existing environmental laws will not have a material adverse effect on our results of operations. We cannot assure you, however, that the environmental laws will not become more stringent in the future or that we will not incur significant costs in the future in order to comply with these laws.

LEGAL MATTERS

    SHAREHOLDER LITIGATION

    In March and April 1998, seven lawsuits were filed against ANADIGICS and various of our officers and directors in the United States District Court for the District of New Jersey. The lawsuits are: ASSUNCAO v. ANADIGICS, INC., ET AL., OFFICE AND PROFESSIONAL EMPLOYEES INTERNATIONAL UNION LOCAL 153 PENSION FUND v. ANADIGICS, INC., ET AL., KOTLER v. ANADIGICS, INC., ET AL., GRAY v. ANADIGICS, INC., ET AL., MIRPURI v. ANADIGICS, INC., ET AL., GRAYSON v. ROSENZWEIG, ET AL., and MORGANTE v. ANADIGICS, INC., ET AL.

    Each complaint names as defendants one or more of the following directors and officers of ANADIGICS: Ronald Rosenzweig, George Gilbert, Harry T. Rein, John F. Lyons, Charles Huang, Javed Patel, Sheo Khetan and Robert Bayruns. The complaints allege that ANADIGICS and certain of its officers and directors violated the federal securities laws by making misstatements and/or omissions during the period from August 1, 1997 through January 29, 1998 concerning our performance and financial projections. The complaints also allege common law fraud and/or negligent misrepresentation and seek unspecified damages. The seven lawsuits have been consolidated into one class action action lawsuit captioned IN RE ANADIGICS, INC. SECURITIES LITIGATION.

    In August 1998, a shareholders derivative lawsuit, captioned DEEGAN v. ROSENZWEIG, ET AL., was filed in the United States District Court for the District of New Jersey against ANADIGICS and the following of our officers and directors: Charles Burton, Paul Bachow, Robert Bayruns, Ronald Rosenzweig, George Gilbert, John Lyons, Harry Rein, Sheo Khetan, Javed Patel, Charles Huang and Phillip Wallace. The complaint alleges claims based upon the above listed lawsuits, and seeks damages, contribution, indemnification and equitable relief.

    On July 8, 1999, we and attorneys representing the plaintiffs in the lawsuits described above entered into a memorandum of understanding setting forth proposed settlement terms. Accordingly, we expect that all of the lawsuits described above will be settled for a total payment of $11.75 million of which approximately $5.3 million will be reimbursed by our insurance companies. The proposed settlement is subject to various conditions, including the entering into of a definitive settlement agreement and final court approval.

    PATENT LITIGATION AND CLAIMS

    In February 1999, The Lemelson Medical, Education and Research Foundation, Limited Partnership filed a lawsuit against ANADIGICS and a number of other companies in the United States District Court for the District of Arizona. The lawsuit alleges that the defendants named have infringed upon patents held by Lemelson. In addition, there is an unresolved notice from Rockwell International Corporation asserting that we are infringing upon a patent on the processing of semiconductor wafers. The patent will expire in March 2000. We intend to vigorously defend against these allegations.

    OTHER

    We have provided information to and have cooperated with the SEC in connection with a formal SEC investigation into trading in our stock which occurred in January 1998.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Our directors, executive officers and key employees are as follows:

NAME                              AGE                              POSITION
----------------------------      ---      --------------------------------------------------------
Bami Bastani................          45   President, Chief Executive Officer and Director
Ronald Rosenzweig...........          61   Chairman of the Board of Directors and Director
Charles Huang...............          52   Executive Vice President and Chief Technical Officer
Thomas C. Shields...........          40   Senior Vice President and Chief Financial Officer
Bruce Diamond...............          39   Senior Vice President, Operations
Paul S. Bachow..............          47   Director
David M. Fellows............          46   Director
Bruns Grayson...............          51   Director
Harry T. Rein...............          54   Director
Lewis Solomon...............          65   Director

    Dr. Bastani joined ANADIGICS effective October 2, 1998 as President and Chief Executive Officer and a director. Prior to joining ANADIGICS, Dr. Bastani served as Executive Vice President, System LSI Group for Fujitsu Microelectronics, Inc., from 1996 to 1998. From 1985 to 1996, Dr. Bastani held various positions at National Semiconductor. Dr. Bastani received a B.S.E.E. from the University of Arkansas and a Ph.D. and M.S. in electrical engineering from Ohio State University.

    Mr. Rosenzweig, a co-founder of ANADIGICS in 1985, served as a director since our inception and Chairman of the Board of Directors since 1998. Prior to that, Mr. Rosenzweig served as our President and Chief Executive Officer. He serves as a director on the board of General Semiconductor. He was co-founder of Microwave Semiconductor Corporation, or MSC. He served as President and CEO of MSC from 1968 to 1983. Mr. Rosenzweig received his B.Ch.E degree from City College of New York.

    Dr. Huang, a co-founder of ANADIGICS in 1985, has served as Executive Vice President and a director until April 1999. He was director of GaAs research and development and wafer fabrication services at Avantek, Inc. from 1980 to 1984. Dr. Huang received his Ph.D.E.E. at the University of California, Berkeley.

    Mr. Shields joined ANADIGICS effective July 30, 1999 as Senior Vice President and Chief Financial Officer. Prior to joining ANADIGICS, Mr. Shields served as Vice President and Controller of Fisher Scientific Company from 1997 to 1999. From 1994 to 1997, Mr. Shields served as Vice President and Controller for Harman Consumer Group. From 1986 to 1994, Mr. Shields served in various positions with Baker & Taylor, Inc. Mr. Shields received his B.S. and M.B.A. degree from Fairleigh Dickinson University in New Jersey.

    Mr. Diamond joined ANADIGICS in 1997 and currently serves as Senior Vice President, Operations. Prior to joining us, Mr. Diamond served as the Managing Director of National Semiconductor Company's wafer fabrication plant in Scotland from 1994 to 1997. From 1982 to 1994, Mr. Diamond served in various positions with National Semiconductor Company. Mr. Diamond received his B.S.E.G. from the University of Illinois.

    Mr. Bachow has served as a director of ANADIGICS since January 1993. He has been President of Bachow & Associates, Inc. since its formation in December 1989, and its predecessors, Bachow and Elkin Co., Inc. and Paul S. Bachow Company from December 1985 to December 1989. Mr. Bachow also acts as President of the general partner of each of Paul S. Bachow Co-Investment Fund, L.P., Bachow Investment Partners III, L.P. and Bachtel Cellular Liquidity, L.P. He has a B.A. from American University, a J.D. from Rutgers University and a master's degree in tax law from New York University, and is a C.P.A. Mr. Bachow serves as director of the following publicly traded companies: Crusader Holding Corporation, Deb Shops, Inc. and Digital Microwave Corporation, as well as several private companies.

    Mr. Fellows has served as a director of ANADIGICS since September 1994. Mr. Fellows has been president of Fellows Associates since 1998. Prior to that he was Chief Technology Officer of MediaOne and Senior Vice President at Continental Cablevision, Inc. (acquired by MediaOne), since 1992. From 1987 until 1992, Mr. Fellows was employed by Scientific Atlanta's Transmission Systems Business Division, where he served as President. Mr. Fellows received his bachelor's degree in engineering and applied physics from Harvard College and a master's degree in electrical engineering from Northeastern University.

    Mr. Grayson has served as a director of ANADIGICS since 1985. He is Managing General Partner of Calvert Capital Management Co., which manages ABS Ventures. Before joining Calvert Capital Management Co., Mr. Grayson was an associate of Adler & Co. and McKinsey & Co. in New York. He is a director of Cascade Communications Corp. and several private companies. He has a B.A. from Harvard College, an M.A. from Oxford University and a J.D. from the University of Virginia.

    Mr. Rein has served as a director of ANADIGICS since 1985. He was a principal founder of Canaan Venture Partners in 1987 and has served as Managing General Partner since its inception. From 1979 to 1987, Mr. Rein held various positions at GE, directing several of GE's lighting businesses as general manager before becoming President and CEO of GE Venture Capital Corporation. He is a director of several private companies.

    Mr. Solomon has served as a director of ANADIGICS since September 1994 and, previously, from 1985 to 1989. Mr. Solomon has been Chairman of G&L Investments since 1990 in addition to serving as a director of Anacomp Inc., Artesyn Technologies, Inc., Terayon Communications, Inc. and several private companies. Prior to joining G&L Investments, Mr. Solomon was an Executive Vice President with Alan Patricof Associates from 1983 to 1986, and a Senior Vice President of General Instrument from 1967 to 1983. Mr. Solomon received a bachelor's degree in physics from St. Joseph's College and a master's degree in industrial engineering from Temple University.

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement we filed with the Securities and Exchange Commission ("SEC") to register the shares offered in this offering. It does not repeat important information that you can find in our registration statement or in the reports and other documents that we file with the SEC. For further information about us and our common stock, you should read the registration statement and the exhibits to the registration statement. Statements contained in this prospectus concerning documents we have filed with the SEC as exhibits to the registration statement or otherwise are not necessarily complete and, in each instance, you should refer to the actual filed document.

    We have not authorized anyone to provide you with any information different from that contained in this prospectus. The common stock may be offered for sale only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information electronically with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, Mail Stop 1-2, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available from the Nasdaq National Market and at the SEC's website at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

    - The description of ANADIGICS' capital stock contained in ANADIGICS' registration statement on Form 8-A filed on March 6, 1995,

    - Annual Report on Form 10-K for the fiscal year ended December 31, 1998,

    - Quarterly Report on Form 10-Q for the quarter ended April 4, 1999,

    - The definitive proxy statement dated April 16, 1999 for the 1999 Annual Meeting of Stockholders,

    - Quarterly Report on Form 10-Q for the quarter ended July 4, 1999, and

    - The description of ANADIGICS' preferred share purchase rights contained in ANADIGICS' registration statement on Form 8-A/A filed on September 9, 1999.

                            VALIDITY OF COMMON STOCK

    The validity of the common stock offered hereby will be passed upon for ANADIGICS by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, and for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    GLOSSARY

PHEMT--Pseudomorphic High Electron Mobility Transistor.

    PHEMT is a type of transistor that can be manufactured in GaAs. PHEMT is a high performance design that uses similar processing to MESFET but a more expensive starting wafer material. PHEMT offers higher performance than silicon.

MESFET--Metal Semiconductor Field Effect Transistor.

    MESFET is a type of transistor that can be manufactured in GaAs. MESFET is a very cost effective design. MESFET offers higher performance than silicon.

HBT--Heterojunction Bipolar Transistor.

    HBT is a type of transistor that can be manufactured in GaAs. HBT uses a more expensive material than MESFET and PHEMT and requires additional processing steps but offers a smaller chip size. HBT offers higher performance than silicon.

GAAS--Gallium Arsenide.

    GaAs is a semiconductor material similar to silicon with certain unique properties, such as high frequency operation for microwave circuits and optical properties for fiber optic applications.

CDMA--Code Division Multiple Access.

    A United States digital wireless standard that increases capacity by coding voice messages and spreading information over many channels.

TDMA--Time Division Multiple Access.

    A United States digital wireless standard that increases capacity by placing three or more calls in the same channel separated by time.

GSM--Global System Mobile.

    The European digital cellular standard that is the most widely deployed digital standard in the world.

SDH--Synchronous Digital Hierarchy.

    The European fiber optic communications standard compiled by the International Telecommunications Union. Defines performance requirements for public switched telephone networks.

SONET--Synchronous Optical Network.

    The United States fiber optic communications standard compiled by Bellcore (now Telcordia). Defines performance requirements for public switched telephone networks.

GIGABIT ETHERNET--Gigabit Ethernet is a local area network transmission standard that provides a data rate of 1 billion bits per second (one gigabit), usually on optical fiber.

SENSITIVITY--The sensitivity of a device is a measure of its ability to detect a change in the input signal as reflected in a change in the output of the device.

RADIO FREQUENCY/MICROWAVE INTEGRATED CIRCUIT--Integrated circuit used in the radio section of a network or device to transmit, receive, or process a radio/microwave frequency communication signal.

BANDWIDTH--Bandwidth is a measure of the range of frequencies a communication signal occupies. In digital systems, bandwidth is data speed in bits per second. In analog systems, bandwidth is defined in terms of the difference between the highest-frequency signal component and the lowest-frequency signal component.

DWDM--Dense Wavelength Division Multiplexing.

    A fiber optic communications technology that allows broadband data transmission by simultaneously transmitting multiplex signals, carried in distinct wavelengths of light, over a single optical fiber.

                                ANADIGICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Condensed consolidated balance sheet as of July 4, 1999 (Unaudited).................  F-2

Condensed consolidated statements of operations for the six months ended June 28,
  1998 and July 4, 1999 (Unaudited).................................................  F-3

Condensed consolidated statements of comprehensive income (loss) for the six months ended June 28, 1998 and July 4, 1999 (Unaudited)..................................  F-4

Condensed consolidated statements of cash flows for the six months ended June 28,
  1998 and July 4, 1999 (Unaudited).................................................  F-5

Notes to unaudited condensed consolidated financial statements......................  F-6

Report of Independent Auditors......................................................  F-10

Consolidated balance sheets as of December 31, 1997 and 1998........................  F-11

Consolidated statements of operations for the years ended December 31, 1996, 1997 and 1998..........................................................................  F-12

Consolidated statements of comprehensive income for the years ended December 31,
  1996, 1997 and 1998...............................................................  F-12

Consolidated statements of stockholders' equity for the years ended December 31,
  1996, 1997 and 1998...............................................................  F-13

Consolidated statements of cash flows for the years ended December 31, 1996, 1997 and 1998..........................................................................  F-14

Notes to audited consolidated financial statements..................................  F-15

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                ANADIGICS, INC.

           (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                           JULY 4, 1999   DECEMBER 31, 1998
                                                           ------------  -------------------
                                                           (UNAUDITED)        (NOTE 1)
ASSETS
Current assets:
Cash and cash equivalents................................   $   25,343        $  23,987
  Marketable securities..................................       14,736           16,923
  Accounts receivable, net...............................       18,191           11,848
  Inventory..............................................       10,256            8,729
  Prepaid expenses and other current assets..............        2,466            2,531
  Insurance settlement receivable........................        5,325
  Deferred taxes.........................................        6,856            4,345
                                                           ------------      ----------
Total current assets.....................................       83,173           68,363
  Marketable securities..................................        3,568            1,486
  Property and equipment:
    Equipment and furniture..............................       80,823           71,625
    Leasehold improvements...............................       16,424           15,717
    Projects in process..................................       34,150           34,286
  Less accumulated depreciation and amortization.........       56,117           44,199
                                                           ------------      ----------
                                                                75,280           77,429
  Other assets...........................................        1,279              865
  Deferred taxes.........................................        5,955            5,955
                                                           ------------      ----------
Total assets.............................................   $  169,255        $ 154,098
                                                           ------------      ----------
                                                           ------------      ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................   $    9,043        $   6,138
  Accrued litigation settlement costs....................       12,050               --
  Accrued liabilities....................................        5,952            2,306
  Accrued restructuring costs............................        1,441            1,567
  Current maturities of long-term debt...................        1,000            1,000
  Current maturities of capital lease obligations........          160              229
                                                           ------------      ----------
Total current liabilities................................       29,646           11,240
  Capital lease obligations, less current portion........          117              183
  Other long-term liabilities............................        1,183              868
  Long-term debt, less current portion...................        3,500            4,000
                                                           ------------      ----------
Total liabilities........................................       34,446           16,291
Stockholders' equity
  Common stock, $0.01 par value, 68,000,000 shares
    authorized, 14,871,937 and 14,738,356 issued and
    outstanding at July 4, 1999 and December 31, 1998,
    respectively.........................................          149              147
  Additional paid-in capital.............................      161,843          160,215
  Accumulated deficit....................................      (27,139)         (22,598)
  Accumulated other comprehensive income (loss)..........          (44)              43
                                                           ------------      ----------
Total stockholders' equity...............................      134,809          137,807
                                                           ------------      ----------
Total liabilities and stockholders' equity...............   $  169,255        $ 154,098
                                                           ------------      ----------
                                                           ------------      ----------

           See notes to condensed consolidated financial statements.

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                ANADIGICS, INC.

           (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                      SIX MONTHS ENDED
                                                                ----------------------------
                                                                JULY 4, 1999  JUNE 28, 1998
                                                                ------------  --------------

                                                                        (UNAUDITED)
Net sales.....................................................   $   55,582    $     41,460
Cost of sales.................................................       36,148          26,633
                                                                ------------  --------------
Gross profit..................................................       19,434          14,827
Research and development expenses.............................       11,968           9,750
Selling and administrative expenses...........................        8,744           6,405
Restructuring charge..........................................           --           1,100
                                                                ------------  --------------
Operating income (loss).......................................       (1,278)         (2,428)
Interest income, net..........................................          995           1,225
Provision for litigation settlement, net......................        6,925              --
                                                                ------------  --------------
Income (loss) before income taxes.............................       (7,208)         (1,203)
Provision (benefit) for income taxes..........................       (2,667)           (451)
                                                                ------------  --------------
Net income (loss).............................................   $   (4,541)   $       (752)
                                                                ------------  --------------
                                                                ------------  --------------
Basic earnings (loss) per share...............................   $    (0.31)   $      (0.05)
                                                                ------------  --------------
                                                                ------------  --------------
Weighted average common shares outstanding....................   14,811,687      14,711,323
                                                                ------------  --------------
                                                                ------------  --------------
Diluted earnings (loss) per share.............................   $    (0.31)   $      (0.05)
                                                                ------------  --------------
                                                                ------------  --------------
Weighted average common and dilutive securities outstanding...   14,811,687      14,711,323
                                                                ------------  --------------
                                                                ------------  --------------

           See notes to condensed consolidated financial statements.

  CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

                                ANADIGICS, INC.

                             (AMOUNTS IN THOUSANDS)

                                                                        SIX MONTHS ENDED
                                                                --------------------------------
                                                                JULY 4, 1999     JUNE 28, 1998
                                                                -------------  -----------------

                                                                          (UNAUDITED)
Net income (loss).............................................    $  (4,541)       $    (752)
Unrealized gain (loss) on marketable securities...............          (87)              20
                                                                -------------         ------
    Comprehensive income (loss)...............................    $  (4,628)       $    (732)
                                                                -------------         ------
                                                                -------------         ------

           See notes to condensed consolidated financial statements.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                ANADIGICS, INC.

                             (AMOUNTS IN THOUSANDS)

                                                                      SIX MONTHS ENDED
                                                                ----------------------------
                                                                JULY 4, 1999  JUNE 28, 1998
                                                                ------------  --------------
                                                                (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss......................................................   $   (4,541)    $     (752)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
Depreciation..................................................       11,721          5,342
Amortization..................................................          197            404
Deferred taxes................................................       (2,511)          (451)
Provision for litigation settlement, net......................        6,725
Changes in operating assets and liabilities
  Accounts receivable.........................................       (6,343)         5,673
  Inventory...................................................       (1,527)          (973)
  Prepaid expenses and other current assets...................           65         (1,183)
  Other assets................................................         (414)            60
  Accounts payable............................................        2,905         (6,531)
  Accrued liabilities and other long-term liabilities.........        3,835           (432)
  Income taxes payable........................................           --         (2,439)
                                                                ------------  --------------
Net cash provided by (used in) operating activities...........       10,112         (1,282)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment...............................       (9,769)        (8,818)
Purchase of marketable securities.............................      (14,094)       (14,456)
Proceeds from sale of marketable securities...................       14,112         17,912
                                                                ------------  --------------
Net cash used in investing activities.........................       (9,751)        (5,362)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock......................................        1,630            294
Repayment of long-term debt...................................         (500)            --
Payment of capital lease obligations..........................         (135)          (229)
                                                                ------------  --------------
Net cash provided by financing activities.....................          995             65
                                                                ------------  --------------

Net increase (decrease) in cash and cash equivalents..........        1,356         (6,579)
Cash and cash equivalents at beginning of period..............       23,987         25,675
                                                                ------------  --------------
Cash and cash equivalents at end of period....................   $   25,343     $   19,096
                                                                ------------  --------------

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid.................................................   $      103     $       36
                                                                ------------  --------------
                                                                ------------  --------------

Taxes paid....................................................   $      180     $    2,774
                                                                ------------  --------------
                                                                ------------  --------------

           See notes to condensed consolidated financial statements.

                                ANADIGICS, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                  JULY 4, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying unaudited, condensed, consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended July 4, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

    The condensed balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

    For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

    The condensed, consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Broadcast and Wireless Investors, Inc. and ANADIGICS Foreign Sales Corporation. All significant intercompany accounts have been eliminated in consolidation.

2. INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist of the following:

                                                     JULY 4,     DEC. 31,
                                                      1999         1998
                                                   -----------  -----------
Raw materials....................................  $     2,323  $       784
Work in process..................................        4,900        3,662
Finished goods...................................        3,033        4,283
                                                   -----------  -----------
                                                   $    10,256  $     8,729
                                                   -----------  -----------
                                                   -----------  -----------

                                ANADIGICS, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                            JULY 4, 1999 (CONTINUED)

3. EARNINGS PER SHARE

    The reconciliation of shares used to calculate basic and diluted earnings per share consists of the following:

                                                       SIX MONTHS ENDED
                                                   ------------------------
                                                     JULY 4,     JUNE 28,
                                                      1999         1998
                                                   -----------  -----------
Weighted average common shares outstanding used
  to calculate basic earnings per share..........   14,811,687   14,711,323
Net effect of diluted stock options based upon
  the treasury stock method using an average
  market price...................................           --*          --*
Weighted average common and dilutive securities
  outstanding used to calculate diluted earnings
  per share......................................   14,811,687   14,711,323
                                                   -----------  -----------

------------------------

* The dilutive stock options are not included as their effect is anti-dilutive.

4. SEGMENT INFORMATION

    REVENUES BY APPLICATION

    The Company classifies its revenues based upon the end application of the product in which its integrated circuits are used. Net sales by end application are regularly reviewed by the chief operating decision maker and are as follows:

                                                       SIX MONTHS ENDED
                                                   ------------------------
                                                     JULY 4,     JUNE 28,
                                                      1999         1998
                                                   -----------  -----------
Cellular and PCS Applications....................  $    22,490  $    16,486
Cable and Broadcast Applications.................       20,506       16,359
Fiber Optic Applications.........................       12,486        8,190
Engineering service sales........................          100          425
                                                   -----------  -----------
Total............................................  $    55,582  $    41,460
                                                   -----------  -----------
                                                   -----------  -----------

                                ANADIGICS, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                            JULY 4, 1999 (CONTINUED)

4. SEGMENT INFORMATION (CONTINUED)
    GEOGRAPHIC INFORMATION

    The Company primarily sells to four geographic regions; Europe, Asia, North America (primarily U.S.A.), and South America. The geographic region is determined by the destination of the shipped product. Net sales to each of the four geographic regions are as follows:

                                                       SIX MONTHS ENDED
                                                   ------------------------
                                                     JULY 4,     JUNE 28,
                                                      1999         1998
                                                   -----------  -----------
Europe...........................................  $    13,583  $    11,762
Asia.............................................       14,810       11,856
North America (primarily U.S.A.).................       21,482       16,354
South America....................................        5,707        1,488
                                                   -----------  -----------
Total............................................  $    55,582  $    41,460
                                                   -----------  -----------
                                                   -----------  -----------

5. LEGAL PROCEEDINGS

    In March and April 1998, seven proposed class action lawsuits (collectively the "Class Action Lawsuits") were filed against the Company and certain of its officers and directors in the United States District Court for the District of New Jersey. The Complaints filed in the Class Action Lawsuits claim alleged common law fraud and negligent misrepresentation. The Complaints alleged that, as a result of certain material misstatements and omissions made by the Company in connection with its business, the price of the Company's common stock was artificially inflated during the proposed class periods (July 17, 1997 through January 30, 1998).

    On December 20, 1998, the United States District Court for the District of New Jersey consolidated the Class Action Lawsuits into one action, captioned In re Anadigics, Inc. Securities Litigation, No. 98-CV-917 (the "Consolidated Class Action Lawsuit"), and appointed Lead Plaintiffs and Lead Plaintiffs' Counsel.

    On or about August 3, 1998, a shareholder's derivative lawsuit ("Derivative Lawsuit") was filed in the United States District Court for the District of New Jersey against the Company (as nominal defendant) and certain of its officers and directors. The Complaint in the Derivative Lawsuit alleged claims, which are predicated upon the Class Action Lawsuits, seeking damages, contribution, indemnification and equitable relief.

    On July 8, 1999, the Company and attorneys representing the plaintiffs in the lawsuits described above entered into a memorandum of understanding setting forth proposed settlement terms. Accordingly, we expect that all of the lawsuits described above will be settled for a total payment of $11.75 million. In connection with such settlement, the Company has entered into separate written agreements with its insurance companies pursuant to which such insurance companies will pay the Company an aggregate of $5.3 million no later than ten days after final court approval of the settlement. The proposed settlement is subject to various conditions including the entering into of a definitive settlement agreement and final court approval.

                                ANADIGICS, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                            JULY 4, 1999 (CONTINUED)

6. SUBSEQUENT EVENT

    On July 22, 1999, the Company approved a public offering (the "Offering") of an additional 3,000,000 shares of common stock (plus an additional 450,000 shares of common stock that may be issued upon exercise of an overallotment option by the underwriters). The Company intends to use the net proceeds from the offering for capital expenditures, working capital, and other general corporate purposes. The Company may use all or a portion of the net proceeds to acquire complementary businesses if the opportunity arises, however it currently has no commitments or agreements with respect to any such transactions.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
ANADIGICS, Inc.

    We have audited the accompanying consolidated balance sheets of ANADIGICS, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ANADIGICS, Inc. as of December 31, 1997 and 1998, and the consolidated results of their operations, comprehensive income and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

MetroPark, New Jersey
January 25, 1999

                                ANADIGICS, INC.

                          CONSOLIDATED BALANCE SHEETS

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                             1997         1998
                                                                                          -----------  -----------
                                                      ASSETS
Current assets:
  Cash and cash equivalents.............................................................  $    25,675  $    23,987
  Marketable securities.................................................................       15,826       16,923
  Accounts receivable, net of allowance for doubtful accounts of $396 and $128 in 1997
    and 1998, respectively..............................................................       17,999       11,848
  Inventories...........................................................................       19,678        8,729
  Prepaid expenses and other current assets.............................................        1,470        2,531
  Deferred taxes........................................................................        4,461        4,345
                                                                                          -----------  -----------
Total current assets....................................................................       85,109       68,363
Marketable securities...................................................................        9,801        1,486
Plant and equipment:
  Equipment and furniture...............................................................       58,916       71,625
  Leasehold improvements................................................................        4,212       15,717
  Projects in process...................................................................       39,540       34,286
                                                                                          -----------  -----------
                                                                                              102,668      121,628
  Less accumulated depreciation and amortization........................................       30,419       44,199
                                                                                          -----------  -----------
                                                                                               72,249       77,429
Deferred taxes..........................................................................           --        5,955
Deposits................................................................................          925          865
                                                                                          -----------  -----------
                                                                                          $   168,084  $   154,098
                                                                                          -----------  -----------
                                                                                          -----------  -----------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................................................  $    11,223  $     6,138
  Accrued liabilities...................................................................        5,961        2,306
  Income taxes payable..................................................................        2,439           --
  Current maturities of capital lease obligations.......................................          425          229
  Accrued restructuring costs...........................................................           --        1,567
  Current maturities of long-term debt..................................................           --        1,000
                                                                                          -----------  -----------
Total current liabilities...............................................................       20,048       11,240
Deferred taxes..........................................................................          959           --
Capital lease obligations, less current portion.........................................          389          183
Other long-term liabilities.............................................................          225          868
Long-term debt, less current portion....................................................           --        4,000
Commitments and contingencies Stockholders' equity:
  Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued or outstanding.........................................................................
  Common stock, convertible, non-voting, $0.01 par value, 1,000,000 shares authorized, none issued or outstanding..........................................................
  Common stock, $0.01 par value, 34,000,000 shares authorized, 14,657,089 and 14,738,356
    issued and outstanding at December 31, 1997 and 1998, respectively..................          147          147
  Additional paid-in capital............................................................      159,319      160,215
  Accumulated deficit...................................................................      (13,040)     (22,598)
  Accumulated other comprehensive income................................................           37           43
                                                                                          -----------  -----------
Total stockholders' equity..............................................................      146,463      137,807
                                                                                          -----------  -----------
                                                                                          $   168,084  $   154,098
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                            See accompanying notes.

                                ANADIGICS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                             YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------------
                                                                       1996            1997            1998
                                                                  --------------  --------------  --------------
Net sales.......................................................  $       68,864  $      102,536  $       86,075
Cost of sales...................................................          38,887          56,093          66,228
                                                                  --------------  --------------  --------------
Gross profit....................................................          29,977          46,443          19,847
Research and development expenses...............................          12,036          16,765          18,824
Selling and administrative expenses.............................           8,206          12,139          12,926
Restructuring charges...........................................                                           7,126
                                                                  --------------  --------------  --------------
                                                                          20,242          28,904          38,876
                                                                  --------------  --------------  --------------
Operating income (loss).........................................           9,735          17,539         (19,029)
Interest income, net............................................           1,368           3,229           2,296
                                                                  --------------  --------------  --------------
Income (loss) before income taxes...............................          11,103          20,768         (16,733)
Provision (benefit) for income taxes............................            (888)          5,439          (7,175)
                                                                  --------------  --------------  --------------
Net income (loss)...............................................  $       11,991  $       15,329  $       (9,558)
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Basic earnings (loss) per share.................................  $         0.97  $         1.07  $        (0.65)
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Weighted average common shares outstanding......................      12,355,311      14,279,957      14,723,941
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Diluted earnings (loss) per share...............................  $         0.93  $         1.02  $        (0.65)
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Weighted average common and dilutive securities outstanding.....      12,907,851      15,063,879      14,723,941
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

                                ANADIGICS, INC.

                       STATEMENTS OF COMPREHENSIVE INCOME

                             (DOLLARS IN THOUSANDS)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1996       1997       1998
                                                                                 ---------  ---------  ---------
Net income (loss)..............................................................  $  11,991  $  15,329  $  (9,558)
Unrealized gain (loss) on marketable securities................................        (18)        46          6
                                                                                 ---------  ---------  ---------
Total comprehensive income (loss)..............................................  $  11,973  $  15,375  $  (9,552)
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

                            See accompanying notes.

                                ANADIGICS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                        COMMON                                                    ACCUMULATED
                                                         STOCK         COMMON      ADDITIONAL                        OTHER
                                          COMMON      CONVERTIBLE       STOCK        PAID-IN     ACCUMULATED     COMPREHENSIVE
                                           STOCK      NON-VOTING     SUBSCRIBED      CAPITAL       DEFICIT       INCOME (LOSS)
                                        -----------  -------------  -------------  -----------  -------------  -----------------
Balance, December 31, 1995............   $     116     $       5      ($      3)   $    94,056   $   (40,360)      $       9
Exercise of warrants..................           3                                       3,607
Conversion of non-voting Common Stock
  to Common Stock.....................           5            (5)
Stock options exercised...............           1                                         366
Repayment of employee receivables.....                                        3
Shares issued under employee stock
  purchase plan.......................           1                                         780
Unrealized losses on market-able
  securities, net of tax..............                                                                                   (18)
Net income............................                                                                11,991
                                             -----         -----         ------    -----------  -------------          -----
Balance, December 31, 1996............         126            --             --         98,809       (28,369)             (9)
Issuance of Common Stock in public
  offering, net of expenses...........          19                                      55,373
Stock options exercised...............           2                                       1,700
Shares issued under employee stock
  purchase plan.......................                                                     978
Tax effect of stock options
  exercised...........................                                                   2,505
Unrealized gains on market-able
  securities..........................                                                                                    46
Net income............................                                                                15,329
                                             -----         -----         ------    -----------  -------------          -----
Balance, December 31, 1997............         147            --             --        159,319       (13,040)             37
Stock options exercised...............                                                     402
Shares issued under employee stock
  purchase plan.......................                                                     425
Tax effect of stock options
  exercised...........................                                                      69
Unrealized gains on market able
  securities..........................                                                                                     6
Net loss..............................                                                                (9,558)
                                             -----         -----         ------    -----------  -------------          -----
Balance, December 31, 1998............   $     147            --             --    $   160,215   ($   22,598)      $      43
                                             -----         -----         ------    -----------  -------------          -----
                                             -----         -----         ------    -----------  -------------          -----


                                            TOTAL
                                        STOCKHOLDERS'
                                            EQUITY
                                        --------------
Balance, December 31, 1995............   $     53,823
Exercise of warrants..................          3,610
Conversion of non-voting Common Stock
  to Common Stock.....................
Stock options exercised...............            367
Repayment of employee receivables.....              3
Shares issued under employee stock
  purchase plan.......................            781
Unrealized losses on market-able
  securities, net of tax..............            (18)
Net income............................         11,991
                                        --------------
Balance, December 31, 1996............         70,557
Issuance of Common Stock in public
  offering, net of expenses...........         55,392
Stock options exercised...............          1,702
Shares issued under employee stock
  purchase plan.......................            978
Tax effect of stock options
  exercised...........................          2,505
Unrealized gains on market-able
  securities..........................             46
Net income............................         15,329
                                        --------------
Balance, December 31, 1997............        146,463
Stock options exercised...............            402
Shares issued under employee stock
  purchase plan.......................            425
Tax effect of stock options
  exercised...........................             69
Unrealized gains on market able
  securities..........................              6
Net loss..............................         (9,558)
                                        --------------
Balance, December 31, 1998............   $    137,807
                                        --------------
                                        --------------

                            See accompanying notes.

                                ANADIGICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                  1996       1997        1998
                                                                                ---------  ---------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).............................................................  $  11,991  $  15,329  $   (9,558)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation................................................................      3,865      7,644      14,409
  Amortization................................................................      2,323        945         707
  Impairment of long-lived assets (non-cash)..................................                             4,510
  Write-down of inventory.....................................................                             6,603
  Deferred taxes..............................................................     (3,614)     1,328      (6,798)
Changes in operating assets and liabilities:
  Accounts receivable.........................................................     (3,317)    (7,303)      6,151
  Inventory...................................................................       (166)   (10,777)      4,346
  Prepaid expenses and other current assets...................................       (240)      (249)     (1,061)
  Deposits....................................................................       (215)      (430)         60
  Accounts payable............................................................      4,502      4,050      (5,085)
  Income taxes payable........................................................      1,584      1,268      (2,439)
  Accrued liabilities.........................................................       (356)     2,515      (1,644)
                                                                                ---------  ---------  ----------
Net cash provided by operating activities.....................................     16,357     14,320      10,201

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment...............................................    (16,444)   (52,105)    (24,607)
Purchase of marketable securities.............................................    (15,453)   (43,768)    (24,145)
Proceeds from sales of marketable securities..................................     29,233     27,149      31,369
                                                                                ---------  ---------  ----------
Net cash used in investing activities.........................................     (2,664)   (68,724)    (17,383)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of obligations under capital leases...................................     (1,718)    (1,105)       (402)
Borrowings of long-term debt..................................................                             5,000
Exercise of warrants..........................................................      3,610
Issuances of common stock.....................................................      1,130     58,072         896
Proceeds of common stock subscribed...........................................          3
                                                                                ---------  ---------  ----------
Net cash provided by financing activities.....................................      3,025     56,967       5,494
                                                                                ---------  ---------  ----------
Net increase (decrease) in cash and cash equivalents..........................     16,718      2,563      (1,688)
Cash and cash equivalents at beginning of period..............................      6,394     23,112      25,675
                                                                                ---------  ---------  ----------
Cash and cash equivalents at end of period....................................  $  23,112  $  25,675  $   23,987
                                                                                ---------  ---------  ----------
                                                                                ---------  ---------  ----------
Interest paid.................................................................  $     343  $     155  $       72
                                                                                ---------  ---------  ----------
                                                                                ---------  ---------  ----------
Taxes paid....................................................................  $   1,142  $   2,843  $    3,132
                                                                                ---------  ---------  ----------
                                                                                ---------  ---------  ----------

                            See accompanying notes.

                                ANADIGICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF OPERATIONS AND BASIS OF PRESENTATION

    ANADIGICS, Inc. (the "Company") is a leading supplier of radio frequency ("RF") integrated circuit solutions for the communications markets. The Company's products are used to receive and transmit signals in a variety of broadband and wireless communications applications. The Company's efforts in the broadband area are focused applications for cable television systems ("CATV") and fiber optic communications systems. In the wireless area the Company's efforts are directed towards applications in cellular telephone and personal communication systems ("PCS"). The Company designs, develops and manufactures its integrated circuits primarily using gallium arsenide ("GaAs") semiconductor material. GaAs offers certain advantages in RF/microwave applications including the integration of numerous RF/microwave functions which cannot be easily integrated in silicon-based circuits. The Company's high frequency integrated circuits can typically replace 30 to 100 discrete components, permitting manufacturers of end products to reduce the size and weight of their products, increase power efficiency, improve reliability, reduce manufacturing time and cost and enhance system performance.

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, ANADIGICS Foreign Sales Corporation. All significant inter-company accounts and transactions have been eliminated in consolidation.

    CONCENTRATION OF CREDIT RISK

    The Company grants trade credit to its customers, which are primarily foreign manufacturers of wireless communication devices, cable and broadcast television receivers and fiber optic communication devices. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Accounts receivable from customers are denominated in U.S. dollars. The Company has not experienced significant losses related to receivables from individual customers.

    Approximately 45% of the Company's net sales in 1996 were to three customers, accounting for 16%, 16%, and 12% of net sales. Approximately 62% of the Company's net sales in 1997 were to three customers, accounting for 33%, 16% and 13% of net sales. Approximately 51% of the Company's net sales in 1998 were to two customers, accounting for 34% and 17% of net sales; accounts receivable from these customers accounted for 64% of total accounts receivable at December 31, 1998. Net sales to individual customers who accounted for 10% or more of the Company's total net sales and corresponding end application information are as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------------------------
                                                   1996     APPLICATION    1997     APPLICATION    1998     APPLICATION
                                                 ---------  -----------  ---------  -----------  ---------  -----------
Largest customer...............................  $  11,283        CATV   $  33,935   Wireless*   $  29,173   Wireless*
Second largest customer........................     11,127   Wireless*      16,792   Wireless*      14,664        CATV
Third largest customer.........................      8,404   Wireless*      12,851        CATV

------------------------

* - Wireless includes net sales of integrated circuits for cellular and PCS applications.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION

    Production revenue is recorded when products are shipped to customers. Revenues under customer-funded research and development contracts, which are recorded relative to the deliverables and other contractual obligations were $3,193 in 1996, $1,566 in 1997, and $715 in 1998, and are included in net sales on the consolidated statements of operations. The costs associated with the customer-funded research and development contracts approximates the revenue recorded and are included in cost of sales on the consolidated statements of operations.

    WARRANTY COSTS

    The Company provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold during the year. The accrued liability for warranty costs is included in Accrued Liabilities in the consolidated balance sheet.

    COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

    All direct internal and external costs incurred in connection with the designing of software configuration and software interface, installing hardware and testing systems are capitalized. All other costs associated with internal use software are expensed when incurred. Amounts capitalized are amortized on a straight-line basis over three years.

    PLANT AND EQUIPMENT

    Plant and equipment are stated at cost. Depreciation of plant and equipment has been provided on the straight-line method over 3-5 years.

    The cost of equipment acquired under capital leases was $13,045 and $11,987 at December 31, 1997 and 1998, respectively, and accumulated amortization was $11,941 and $11,639 at December 31, 1997 and 1998, respectively. Equipment acquired under a capital lease is amortized over the useful life of the leased equipment or the life of the lease, whichever is shorter.

    INCOME TAXES

    Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RESEARCH AND DEVELOPMENT COSTS

    The Company charges all research and development costs associated with the development of new products to expense when incurred. Engineering and design costs related to customer-funded research and development contracts are classified as cost of sales.

    CASH EQUIVALENTS

    The Company considers as cash equivalents all highly liquid marketable securities with an original maturity of three months or less.

    MARKETABLE SECURITIES

    Available for sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income or loss. The cost of securities sold is based upon the specific identification method. The amortized cost of debt securities is adjusted for amortization of premium and accretion of discounts to maturity. Such amortization, realized gains and losses, interest and dividends are included in interest income.

    STOCK BASED COMPENSATION

    As permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FASB 123), the Company has elected to follow Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock option plans. Under APB 25, no compensation expense is recognized at the time of option grant because the exercise price of the Company's employee stock option equals the fair market value of the underlying common stock on the date of grant.

    IMPAIRMENT OF LONG-LIVED ASSETS

    The Company records impairment losses on long-lived assets including capitalized software costs used in operations or expected to be disposed when events and circumstances indicate that the undiscounted cash flows estimated to be generated by these assets are less than the carrying amounts of those assets (See Note 12.-RESTRUCTURING CHARGES)

    EARNINGS PER SHARE

    Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, "Earnings Per Share". All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the requirements of FASB 128.

    COMPREHENSIVE INCOME

    Effective January 1, 1998, the Company adopted FASB Statement No. 130, Reporting Comprehensive Income ("FASB 130"). FASB 130 establishes new rules for the reporting and display of comprehensive income (or loss) and its components in the financial statements. The adoption of FASB 130 had no effect on the Company's financial position or results of operations.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Statement 130 requires unrealized gains (losses) on the Company's available-for-sale securities, which previously were reported in stockholders' equity, to be included in other comprehensive income and the disclosure of total comprehensive income.

    RECLASSIFICATIONS

    Certain amounts as of December 31, 1997 have been reclassified to conform with the December 31, 1998 presentation.

    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company expects to adopt the new Statement effective January 1, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

2. INVESTMENTS

    The following is a summary of available-for-sale securities:

                                                                                    AVAILABLE-FOR-SALE SECURITIES
                                                                               ---------------------------------------
                                                                                               GROSS        ESTIMATED
                                                                                            UNREALIZED        FAIR
                                                                                 COST          GAINS          VALUE
                                                                               ---------  ---------------  -----------
U.S Treasury and Agency Securities...........................................  $   2,117     $       7      $   2,124
U.S. Corporate Securities....................................................     16,249            36         16,285
                                                                               ---------           ---     -----------
  Total at December 31, 1998.................................................  $  18,366     $      43      $  18,409
                                                                               ---------           ---     -----------
                                                                               ---------           ---     -----------
U.S Treasury and Agency Securities...........................................  $   8,058     $       5      $   8,063
U.S. Corporate Securities....................................................     17,532            32         17,564
                                                                               ---------           ---     -----------
  Total at December 31, 1997.................................................  $  25,590     $      37      $  25,627
                                                                               ---------           ---     -----------
                                                                               ---------           ---     -----------

    The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                                              AVAILABLE-FOR-SALE
                                                                                                  SECURITIES
                                                                                            ----------------------
                                                                                                        ESTIMATED
                                                                                                          FAIR
                                                                                              COST        VALUE
                                                                                            ---------  -----------
Due in one year or less...................................................................  $  16,900   $  16,923
Due after one year through three years....................................................      1,466       1,486
                                                                                            ---------  -----------
  Total...................................................................................  $  18,366   $  18,409
                                                                                            ---------  -----------
                                                                                            ---------  -----------

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3. INVENTORIES

    Inventories are stated at the lower of cost (first in-first out method) or market. Inventories consist of the following:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1997       1998
                                                                          ---------  ---------
Raw materials...........................................................  $   1,670  $     784
Work in process.........................................................     12,054      3,662
Finished goods..........................................................      5,954      4,283
                                                                          ---------  ---------
                                                                          $  19,678  $   8,729
                                                                          ---------  ---------
                                                                          ---------  ---------

4. ACCRUED LIABILITIES

    Accrued liabilities consist of the following:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1997       1998
                                                                           ---------  ---------
Accrued compensation.....................................................  $   4,599  $     842
Warranty reserve.........................................................        550        304
Other....................................................................        812      1,160
                                                                           ---------  ---------
                                                                           $   5,961  $   2,306
                                                                           ---------  ---------
                                                                           ---------  ---------

5. LEASES

    The Company leases manufacturing, warehousing and office space under noncancelable operating leases that expire through 2016. The Company also leases certain equipment under capital leases that expire through 2000. Rent expense was $1,810, $1,640 and $3,148 in 1996, 1997 and 1998, respectively. The future minimum lease payments under the noncancelable operating leases and the present value of the minimum capital lease payments are as follows:

                                                                        CAPITAL     OPERATING
YEAR                                                                    LEASES        LEASES
--------------------------------------------------------------------  -----------  ------------
1999................................................................   $     253    $    2,377
2000................................................................         190         2,531
2001................................................................                     2,576
2002................................................................                     2,640
2003................................................................                     2,533
Thereafter..........................................................                    25,581
                                                                           -----   ------------
Total minimum lease payments........................................         443    $   38,238
                                                                           -----   ------------
                                                                           -----   ------------
Less amount representing interest...................................          31
                                                                           -----
Present value of net minimum lease payments.........................   $     412
                                                                           -----
                                                                           -----

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6. EARNINGS PER SHARE

    The reconciliation of shares used to calculate basic and diluted earnings per share consists of the following:

                                                            YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------
                                                      1996           1997           1998
                                                  -------------  -------------  -------------
Weighted average common shares outstanding used
  to calculate basic earnings per share.........     12,355,311     14,279,957     14,723,941
Net effect of dilutive stock options-- based on
  treasury stock method using average market
  price.........................................        552,540        783,922            --*
                                                  -------------  -------------  -------------
Weighted average common and dilutive securities
  outstanding used to calculate diluted earnings
  per share.....................................     12,907,851     15,063,879     14,723,941
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

------------------------

* --The dilutive stock options are not included as their effect is anti-dilutive.

7. DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

    Effective January 1, 1998, the Company adopted Statement No. 131, Disclosures About Segments of an Enterprise and Related Information ("FASB 131"). FASB 131 establishes standards for reporting information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

    The Company believes it operates in one segment. Since all of the Company's integrated circuits are manufactured using the same manufacturing facilities located in the same geographic area, all operating expenses and assets of the Company are combined and reviewed by the chief operating decision maker on an enterprise-wide basis, resulting in no additional discrete financial information or reportable segment information.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7. DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION
   (CONTINUED)
      FACTORS MANAGEMENT USED TO IDENTIFY THE COMPANY'S REPORTABLE SEGMENT

    The Company classifies its revenues based upon the end application of the product in which its integrated circuits are used. Net sales by end application are regularly reviewed by the chief operating decision maker and are as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ---------------------------------
                                                                                 1996        1997        1998
                                                                               ---------  -----------  ---------
Cellular and PCS Applications................................................  $  24,501  $    59,676  $  33,716
CATV Applications............................................................     13,822       20,848     28,327
Fiber Optic Applications.....................................................     11,579       11,457     17,582
Direct Broadcast Satellite Applications......................................     15,769        8,989      5,735
Engineering service sales....................................................      3,193        1,566        715
                                                                               ---------  -----------  ---------
Total........................................................................  $  68,864  $   102,536  $  86,075
                                                                               ---------  -----------  ---------
                                                                               ---------  -----------  ---------

                             GEOGRAPHIC INFORMATION

    The Company primarily sells to four geographic regions; Europe, Asia, North America (primarily U.S.A.), and South America. The geographic region is determined by the destination of the shipped product. Net sales to each of the four geographic regions are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                           ---------------------------------
                                                             1996        1997        1998
                                                           ---------  -----------  ---------
Europe...................................................  $  24,819  $    32,097  $  20,459
Asia.....................................................     19,836       26,142     24,470
North America (primarily U.S.A.).........................     24,209       44,297     36,416
South America............................................         --           --      4,730
                                                           ---------  -----------  ---------
                                                           $  68,864  $   102,536  $  86,075
                                                           ---------  -----------  ---------
                                                           ---------  -----------  ---------

8. STOCKHOLDERS' EQUITY

    The Company has warrants outstanding, which entitle holders to purchase 30,000 shares of common stock at an exercise price of $10.38 per share. The warrants become exercisable one year from the date of grant, or November 17, 1999, and expire on November 17, 2001. None of these warrants were exercisable as of December 31, 1998.

    The Company has additional warrants outstanding which entitle the holder to purchase 22,500 shares of common stock at exercise prices ranging from $21.50 to $48.25 per share, all of which are exercisable as of December 31, 1998. The warrants expire between September of 2001 and 2003.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9. INCOME TAXES

    The components of the provision (benefit) for income taxes are as follows:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------
                                                                                    1996       1997       1998
                                                                                  ---------  ---------  ---------
Current provision:                       Federal................................  $   2,726  $   3,780  $    (377)
                                         State..................................                   331
Deferred provision (benefit):            Federal................................     (3,214)       826     (5,316)
                                         State..................................       (400)       502     (1,482)
                                                                                  ---------  ---------  ---------
Total...........................................................................  $    (888) $   5,439  $  (7,175)
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

    Significant components of the Company's net deferred tax assets and liabilities as of December 31, 1997 and 1998 are as follows:

                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                                1997       1998
                                                                                              ---------  ---------
Current:
  Accruals/reserves.........................................................................  $   4,193  $   3,926
  Net operating loss carryforwards..........................................................                   419
  Research and development credits..........................................................        268
                                                                                              ---------  ---------
                                                                                                  4,461      4,345
Long-term:
  Net operating loss carryforwards..........................................................        107      4,211
  General business and research and development credits.....................................        268      1,350
  Deferred rent expense.....................................................................                   332
  Difference in basis of plant and equipment................................................     (1,334)        62
                                                                                              ---------  ---------
Net long-term deferred tax assets (liabilities).............................................       (959)     5,955
                                                                                              ---------  ---------
Net deferred tax assets.....................................................................  $   3,502  $  10,300
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    As of December 31, 1998, the Company has net operating loss carryforwards of approximately $12,000 for both federal and state tax reporting purposes. The federal carryforward will expire in 2018, and the state carryforwards will expire in 2005.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9. INCOME TAXES (CONTINUED)
    The reconciliation of income tax expense computed at the U.S. federal statutory rate to the provision (benefit) for income taxes is as follows:

                                                                           YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------------------
                                                               1996                  1997                  1998
                                                       --------------------  --------------------  --------------------
Tax at U.S. statutory rate...........................  $   3,775      34.0%  $   7,268       35.0% $  (5,857)     (35.0)%
Change in federal valuation allowance................     (4,673)     (42.1)    (1,913)      (9.2)
Tax benefit of foreign sales corporation.............                             (472)      (2.3)
State tax expense (benefit), net of
  Federal tax effect.................................                              542        2.6       (963)      (5.8)
Other................................................         10        0.1         14        0.1       (364)      (2.1)
                                                       ---------  ---------  ---------        ---  ---------  ---------
Provision (benefit) for income taxes.................  $    (888)      (8.0)% $   5,439      26.2% $  (7,175)     (42.9)%
                                                       ---------  ---------  ---------        ---  ---------  ---------
                                                       ---------  ---------  ---------        ---  ---------  ---------

10. LONG-TERM DEBT, CREDIT FACILITY AND INTEREST RATE SWAP AGREEMENT

    The Company has a secured $20,000 term loan facility under which $5,000 was drawn down on December 30, 1998 and was outstanding as of December 31, 1998. The $5,000 consists of a term-loan that requires equal principal repayments of $250 due quarterly through December 31, 2003, plus interest.

    Interest on the credit facility is calculated at LIBOR plus 1.75%. The LIBOR rate was 5.34% at December 31, 1998. The Company enters into interest rate swap agreements to manage its exposure to interest rate movements by effectively converting its debt from variable to fixed rates. Maturity dates of the interest rate swap agreements will generally match those of the underlying debt or financial arrangements. As of December 31, 1998, the Company has entered into one interest rate swap with a maturity of five years and involved the exchange of variable rate payments for fixed rate payments without the exchange of the underlying principal amounts. In accordance with the terms of the swap agreement, the Company pays 7.09% interest and receives LIBOR plus 1.75% calculated on the notional amount. The notional amount of the interest rate swap was $5,000 at December 31, 1998. The Company concluded that the swap effectively changed the variable interest rate characteristics to a fixed rate for which the present value of the cash flows are approximately the same, and as a result, there is no adjustment to mark the swap to market. Cash flows associated with the financial instrument are classified consistent with the cash flows from the transactions being hedged.

    The remaining $15,000 under the term loan facility provides for interest at the bank's base rate minus 25 basis points or, at the Company's discretion, other market-based rates. The Company has the option to swap floating rate for fixed rate loans at the time of drawdown. The drawdown period expires on July 1, 1999. Any drawdowns may be paid over a term of up to sixty months. Its availability is subject to a number of financial covenants. Under this facility, the payment of dividends, among other things, requires approval by the bank. Substantially all assets of the Company are pledged as security for the repayment of amounts drawn under this credit facility. On a quarterly basis, the Company pays an annual commitment fee equal to 0.125% of the daily unused line of credit.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11. EMPLOYEE BENEFIT PLANS

    In 1995, the Company adopted an employee stock purchase plan ("ESP Plan")under Section 423 of the Internal Revenue Code. All full-time employees of the Company and part-time employees, as defined in the ESP Plan, are eligible to participate in the ESP Plan. An aggregate of 562,500 shares of common stock are reserved for offering under the ESP Plan. Offerings are made at the commencement of each calendar year and must be purchased by the end of that calendar year. In 1997, 44,515 shares of common stock were purchased at a price of $21.99 per share, as determined by the ESP Plan, which approximates fair value. During 1998, 43,627 shares of common stock were purchased at a price of $9.75 per share, as determined by the ESP Plan, which approximates fair value.

    Certain executives and key employees have been granted options to purchase shares of common stock under stock option plans adopted in 1994, 1995 and 1997. An aggregate of 326,087, 2,775,000 and 1,200,000 shares of common stock were reserved for issuance under the 1994 Long-Term Incentive Share and Award Plan, the 1995 Long-Term Incentive Share Award Plan and the 1997 Long-Term Incentive and Share Award Plan for Employees (the "Plans"), respectively. The Plans provide for the granting of stock options, stock appreciation rights, restricted shares, or other share based awards to eligible employees and directors, as defined in the Plans. Options granted under the Plans become exercisable in varying amounts over periods of up to three years.

    FASB 123 requires pro forma information regarding net income and earnings per share as if the Company has accounted for its employee stock options and warrants granted subsequent to December 31, 1994 and shares of common stock purchased by employees in connection with the ESP Plan ("equity awards") under the fair value method of FASB 123. The fair value of these equity awards was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996, 1997 and 1998, respectively: risk-free interest rate of 5.17%, 5.90%, and 4.50%; expected volatility of 0.50, 0.50, and 0.60; expected option life of one year from vesting and an expected dividend yield of 0.0%.

    For purposes of pro forma disclosures, the estimated fair value of the equity awards is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                                                  1996       1997        1998
                                                                                ---------  ---------  ----------
Pro forma net income (loss)...................................................  $  10,555  $  11,777  $  (13,092)
Pro forma basic earnings (loss) per share.....................................  $    0.85  $    0.82  $    (0.89)

    Because FASB 123 is applicable only to equity awards granted subsequent to December 31, 1994, its pro forma effect was not fully reflected until 1997.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11. EMPLOYEE BENEFIT PLANS (CONTINUED)
    A summary of the Company's stock option activity, and related information for the years ended December 31, 1996 and 1997 follows:

                                                    1996                      1997                      1998
                                          ------------------------  ------------------------  ------------------------
                                                        WEIGHTED                  WEIGHTED                  WEIGHTED
                                            COMMON       AVERAGE      COMMON       AVERAGE      COMMON       AVERAGE
                                             STOCK      EXERCISE       STOCK      EXERCISE       STOCK      EXERCISE
                                            OPTIONS       PRICE       OPTIONS       PRICE       OPTIONS       PRICE
                                          -----------  -----------  -----------  -----------  -----------  -----------
Outstanding at beginning of year........      686,565   $    6.13     1,088,221   $    9.77     1,558,075   $   19.77
Granted.................................      484,575       14.64       710,931       31.54     2,083,256       10.87
Exercised...............................      (59,068)       6.14      (219,246)       7.78       (36,724)       9.76
Forfeited...............................      (23,851)      13.14       (21,831)      24.74      (142,448)      22.77
                                          -----------               -----------               -----------
Outstanding at end of year..............    1,088,221        9.77     1,558,075       19.77     3,462,159       14.39
                                          -----------               -----------               -----------
                                          -----------               -----------               -----------
Exercisable at end of year..............      481,426        6.20       745,963       10.30     1,154,789       16.80
                                          -----------               -----------               -----------
                                          -----------               -----------               -----------
Weighted average fair value of options
  granted during the year...............                $    5.50                 $   12.15                 $   10.75

    Stock options outstanding at December 31, 1998 are summarized as follows:

                          OUTSTANDING          WEIGHTED AVERAGE        WEIGHTED AVERAGE
     RANGE OF             OPTIONS AT              REMAINING                EXERCISE
  EXERCISE PRICES      DECEMBER 31, 1998       CONTRACTUAL LIFE             PRICE
-------------------  ---------------------  ----------------------  ----------------------
             $  .57            109,639               5.17                 $      .57
   $ 6.25 to $ 8.00          1,554,044               9.02                 $     7.32
   $ 8.44 to $15.93            793,758               8.11                 $    14.59
   $16.34 to $29.69            409,552               9.03                 $    18.78
   $30.00 to $47.50            595,166               8.06                 $    32.15
                            ----------
   $  .57 to $47.50          3,462,159               8.53                 $    14.39

12. RESTRUCTURING CHARGES

    The Company recorded restructuring charges totaling $7,126 during 1998. The restructuring charges consisted of writedowns of impaired long-lived assets of $4,510, reductions in work force of $1,616 and wafer fabrication facility shutdown and removal costs of $1,000 which are expected to be completed in 1999. In connection with the impairment evaluation, the Company determined that certain other equipment related to the conversion of the new wafer fabrication facility has shorter depreciable lives. Accordingly, the Company accelerated depreciation on these assets during the year for which the effect on net loss was approximately $(1,517) or $(0.10) per share. These assets, which now have revised estimated useful lives of nine months, had original estimated useful lives of five to twenty years.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12. RESTRUCTURING CHARGES (CONTINUED)

    WRITEDOWNS OF IMPAIRED ASSETS. The Company evaluated the on-going value of certain assets. Based upon this evaluation, the Company plans to dispose of certain assets during the next twelve months with a carrying amount of $4,635 and estimated the sales value, net of related costs to sell, at $125. The estimated sales value was based on quoted market prices or on the best information available in the circumstances. In most instances, there was no market for the impaired asset and therefore the fair value was zero. As a result, the Company recorded an impairment loss of $4,510, which consisted of the following items:

Write-down of assets associated with the conversion of the new
  wafer fabrication facility from 4-inch to 6-inch wafers..........  $   2,149
Write-down of assets associated with the closure of the Company's
  in-house assembly operations.....................................      1,004
Write-off of software, in connection with the Company's on-going
  information systems improvements.................................        842
Unused production assets previously used in the production of DBS
  LNB converter integrated circuits................................  $     515
                                                                     ---------
Total write-down on impairment of long-lived assets................  $   4,510
                                                                     ---------
                                                                     ---------

    The effect of suspending depreciation on these assets was approximately $220 during 1998.

    REDUCTIONS IN FORCE. The Company recorded charges of $1,100 during the first quarter of 1998 and $516 during the fourth quarter of 1998 associated with reductions in its workforce. The workforce reduction charges primarily consisted of severance pay, extended medical coverage, and outplacement service costs for approximately 165 employees primarily involved in the Company's production operations. Approximately $1,049 of severance pay, extended medical coverage, and outplacement service costs were paid through December 31, 1998 for the termination of 120 employees. The remaining liability of $567 is expected to be paid during the first half of 1999.

    FACILITY SHUTDOWN AND REMOVAL COSTS. The Company recorded charges of $1,000 associated with the shutdown and removal of its existing wafer fabrication facility, which is expected to be completed in 1999.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                      QUARTER ENDED
                                ------------------------------------------------------------------------------------------
                                 MARCH 30,   JUNE 29,   SEPT. 28,  DEC. 31,    MARCH 29,   JUNE 28,   SEPT. 27,  DEC. 31,
                                   1997        1997       1997       1997        1998        1998       1998       1998
                                -----------  ---------  ---------  ---------  -----------  ---------  ---------  ---------

                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.....................   $  22,860   $  24,969  $  26,727  $  27,980   $  18,785   $  22,675  $  22,041  $  22,574
Cost of sales.................      12,321      13,159     13,688     16,925      12,068      14,565     21,758     17,838
                                -----------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
Gross profit..................      10,539      11,810     13,039     11,055       6,717       8,110        283      4,736
Research and development......       3,439       4,185      4,375      4,767       4,642       5,108      4,334      4,739
Selling and administrative
  expense.....................       2,746       3,028      3,226      3,138       3,345       3,060      3,084      3,437
Restructuring charges.........                                                     1,100                  1,357      4,669
                                -----------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
Operating income (loss).......       4,354       4,597      5,438      3,150      (2,370)        (58)    (8,492)    (8,109)
Interest income, net..........         561       1,003        833        831         656         570        560        511
                                -----------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
Income (loss) before income
  taxes.......................       4,915       5,600      6,271      3,981      (1,714)        512     (7,932)    (7,598)
Provision (benefit) for income
  taxes (1)...................       1,745       1,988      2,310       (605)       (643)        192     (2,975)    (3,749)
                                -----------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
Net income (loss).............   $   3,170   $   3,612  $   3,961  $   4,586   $  (1,071)  $     320  $  (4,957) $  (3,849)
                                -----------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
                                -----------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
Basic earnings (loss) per
  share.......................   $    0.24   $    0.25  $    0.28  $    0.31   $   (0.07)  $    0.02  $   (0.34) $   (0.26)
                                -----------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
                                -----------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
Diluted earnings (loss) per
  share.......................   $    0.23   $    0.24  $    0.26  $    0.30   $   (0.07)  $    0.02  $   (0.34) $   (0.26)
                                -----------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
                                -----------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
Market price per share of
  common stock:
High..........................   $   37.68   $   35.50  $   54.25  $   51.38   $   33.81   $   16.81  $   21.00  $   14.19
Low...........................   $   24.00   $   22.50  $   30.50  $   21.00   $   13.19   $   11.00  $    7.81  $    5.13

------------------------

(1) The benefit for income taxes for the quarter ended December 31, 1997 resulted from a reduction in the valuation allowance related to deferred tax assets.

14. COMMITMENTS AND CONTINGENCIES

    In March and April 1998, there were filed against the Company and certain of its officers and directors in the United States District Court for the District of New Jersey seven proposed class action lawsuits (collectively, the "Class Action Lawsuits"), captioned Assuncao v. Anadigics, Inc., et al., No. 98-917; Office and Professional Employees International Union Local 153 Pension Fund v. Anadigics, Inc., et al., No. 98-919; Kotler v. Anadigics, Inc., et al., No. 98-923; Gray v. Anadigics, Inc., et al., No. 98-1337; Mirpuri v. Anadigics, Inc., et al., No. 98-1811; Grayson v. Rosenzweig, et al., No. 98-1688; and Morgante v. Anadigics, Inc., et al., No. 98-2024. The Complaints filed in the Class Action Lawsuits (each of which names a combination of the following directors and officers of

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14. COMMITMENTS AND CONTINGENCIES (CONTINUED) the Company: Ronald Rosenzweig, George Gilbert, Harry T. Rein, John F. Lyons, Charles Huang, Javed Patel, Sheo Khetan and Robert Bayruns) seek unspecified damages in connection with claims under Sections 10(b) (and Rule 10b-5 promulgated thereunder) and 20(a) of the Securities Exchange Act of 1934 and, as set forth in the Union Local 153, Kotler, Gray and Mirpuri Complaints, claims alleging common law fraud and negligent misrepresentation. The Complaints allege that, as a result of certain material misstatements and omissions made by the Company in connection with its business, the price of the Company's common stock was artificially inflated during the proposed class periods. The longest proposed class period alleged by the plaintiffs in the Class Action Lawsuits is the period from July 17, 1997 through January 30, 1998. On December 20, 1998, the United States District Court for the District of New Jersey entered an Order consolidating the Class Action Lawsuits into one action, captioned In re Anadigics, Inc. Securities Litigation, No. 98-CV-917 (the "Consolidated Class Action Lawsuit"), and appointing Lead Plaintiffs and Lead Plaintiffs' Counsel. The parties to the Consolidated Class Action Lawsuit have jointly requested the Court to extend to April 5, 1999 the deadline by which plaintiffs must file their Amended Consolidated Complaint. The Company is unable at this time to assess the probable outcome of the Consolidated Class Action Lawsuit or the materiality of the risk of loss in connection therewith (given that none of the original Complaints had alleged damages with any particularity and the Amended Consolidated Complaint has not yet been served).

    On or about August 3, 1998, a shareholders derivative lawsuit, captioned Deegan v. Rosenzweig, et al., No. 98-CV-3640 (the "Derivative Lawsuit"), was filed in the United States District Court for the District of New Jersey against the Company (as nominal defendant) and the following officers and directors thereof: Charles Burton, Paul Bachow, Robert Bayruns, Ronald Rosenzweig, George Gilbert, John Lyons, Harry Rein, Sheo Khetan, Javed Patel, Charles Huang and Phillip Wallace. The Complaint in the Derivative Lawsuit alleges claims, which are predicated upon the Class Action Lawsuits, seeking damages, contribution, indemnification and equitable relief. On October 28, 1998, the United States District Court for the District of New Jersey stayed the Derivative Lawsuit pending the earlier of (1) the disposition of any motion to dismiss the Complaint (or any Consolidated Amended Complaint) in the Class Action Lawsuits or (2) the commencement of discovery in the Class Action Lawsuits. As a result, on October 29, 1998, the Court administratively dismissed the Derivative Lawsuit without prejudice. The Company is unable at this time to assess the probable outcome of the Derivative Lawsuit or the materiality of the risk of loss in connection therewith (given that the original Complaint did not allege damages with any particularity and no operative pleading presently exists).

    The Company is also involved in other threatened and pending legal proceedings arising in the course of the Company's business. The adverse outcome of any of these other legal proceedings is not expected to have a material adverse effect on the results of operations or financial condition of the Company.

    At December 31, 1998, the Company had committed to purchase approximately $10,000 of equipment and furniture, and leasehold improvements during 1999.

                                  UNDERWRITING

    ANADIGICS and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Prudential Securities Incorporated, CIBC World Markets Corp. and Needham & Company, Inc. are the representatives of the underwriters.

                      Underwriters                         Number of Shares
--------------------------------------------------------  ------------------
Goldman, Sachs & Co.....................................
Prudential Securities Incorporated......................
CIBC World Markets Corp. ...............................
Needham & Company, Inc..................................
                                                              ----------
    Total...............................................       3,000,000
                                                              ----------
                                                              ----------

                               ------------------

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 450,000 shares from ANADIGICS to cover such sales. They may exercise that option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as shown in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by ANADIGICS. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                            Paid by ANADIGICS
                                                     No Exercise         Full Exercise
                                                 -------------------  -------------------
Per Share......................................       $                    $
Total..........................................       $                    $

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $      per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $      per share from the initial
price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    ANADIGICS and its directors and executive officers have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. This agreement does not apply to any existing employee benefit plans.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have purchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    ANADIGICS estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $501,836.

    ANADIGICS has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking services to ANADIGICS, for which they may receive customary fees.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Forward-Looking Statements................................................   12
Use of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Price Range of Common Stock...............................................   13
Capitalization............................................................   14
Selected Financial Data...................................................   15
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   16
Business..................................................................   25
Management................................................................   35
About This Prospectus.....................................................   36
Where You Can Find More Information.......................................   37
Validity of Common Stock..................................................   37
Experts...................................................................   37
Glossary..................................................................   38
Index to Financial Statements.............................................  F-1
Underwriting..............................................................  U-1

                                3,000,000 Shares

                                ANADIGICS, INC.

                                  Common Stock

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.
                             PRUDENTIAL SECURITIES
                               CIBC WORLD MARKETS
                            NEEDHAM & COMPANY, INC.

                      Representatives of the Underwriters

--------------------------------------------------------------------------------
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